UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Intelligent Content Enterprises Inc., Asset Purchase Agreement made as of the 4th day of March, 2016 between Digital Widget Factory Inc., and Intelligent Content Enterprises Inc., as filed on Sedar on April 7, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 7, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made this 4th day of March, 2016

BETWEEN:

DIGITAL WIDGET FACTORY INC., a corporation incorporated under the laws of Belize

(the "Vendor")

- and -

INTELLIGENT CONTENT ENTERPRISES INC., a corporation incorporated under the laws of the Province of Ontario

(the "Purchaser")

- and -

DIGITAL WIDGET FACTORY INC., a corporation incorporated
under the laws of the Province of Ontario

(the "Purchaser's Subsidiary")

RECITALS:

A.	The Vendor and the Purchaser entered into a letter of intent dated February 8, 2016 pursuant to which the Vendor agreed to convey to the Purchaser the assets of the Vendor.

B.	The Vendor is an internet content, traffic and e-commerce expert focused on providing global consumers with deep content experiences.

C.	The Vendor desires to sell, and the Purchaser desires to purchase, the Acquired Assets and Assumed Liabilities of the Vendor as conducted on the date hereof, upon the terms and subject to the conditions set forth in this Agreement.

D.	On Closing of the purchase and sale provided for herein, the Purchaser shall direct that title to the purchased assets be conveyed to the Purchaser’s Subsidiary.

IN CONSIDERATION of the premises and the mutual respective agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

Article I Interpretation

1.1	Definitions. Capitalized terms used in this Agreement, including the recitals hereto, shall have the following meanings:

(a)	"Accounts Payable" means the accounts payable of the applicable Person as at the Closing.

(b)	"Accounts Receivable" means all accounts and notes receivable, trade accounts, book debts and other related debts or rights of payment due or accruing to the applicable Person and the full benefit of all security therefor and any claim, remedy or other right related to any of the foregoing.

(c)	"Acquired Assets" has the meaning set forth in Section 2.2.

(d)	“ADR Procedure” has the meaning set forth in Section 6.3(c).

(e)	“ADR Service” has the meaning set forth in Section 6.3(c).

(f)	“Agreed Amount” has the meaning set forth in Section 6.3(b).

(g)	"Agreement" means this asset purchase agreement and all schedules, whether attached or incorporated by reference, in each case, as supplemented, amended, restated or replaced from time to time by a written agreement signed by the parties.

(h)	"Applicable Law" means (i) any domestic or foreign statute, law (including the common and civil law and equity), constitution, code, ordinance, rule, regulation, restriction, regulatory policy or guideline having the force of law, by-law (zoning or otherwise) or Order, (ii) any consent, exemption, approval or Licence of any Governmental Authority that is binding on the applicable Person, and (iii) any policy, practice or guideline of, or contract with, any Governmental Authority which, although not actually having the force of law, is considered by such Governmental Authority as having the force of law.

(i)	"Assumed Liabilities" has the meaning set forth in Section 2.4.

(j)	“Bar” has the meaning set forth in Section 5.4.

(k)	“Bar Requirement” has the meaning set forth in Section 5.4.

(l)	"Benefit Plans" means all employee benefit plans, agreements and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any Employee, including bonus, deferred compensation, incentive compensation, severance and termination pay, health and other medical benefits, long-term and short-term disability, vacation, pension, retirement and supplemental retirement plans, programs and agreements, except that the term "Benefit Plans" shall not include any statutory plans with which the Vendor Group, or any of them, is required to comply, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workers’ compensation and workers’ safety and employment insurance legislation.

(m)	“Books and Records” means the Financial Records, Tax Returns, Records, and all other books of account, financial statements, personnel and employment records, historic documents relating to the assets, sales and purchase records, cost and pricing information, licences, present and former customer and supplier lists and files, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence and other information of the Vendor (whether in written, electronic or other form) other than the corporate records of the Vendor;

(n)	"Business" means the business heretofore carried on by the Vendor Group, or any of them, as a provider of, among other things, internet content, traffic and e-commerce services.

(o)	"Business Day" means any day of the week other than a Saturday, Sunday or day on which Canadian chartered banks in Toronto, Ontario are authorized or obligated by law to close or are generally closed.

(p)	“Claim Notice” has the meaning set forth in Section 6.3(a).

(q)	“Claimed Amount” has the meaning set forth in Section 6.3(a).

(r)	"Closing" has the meaning set forth in Section 3.1.

(s)	"Closing Date" has the meaning set forth in Section 3.1.

(t)	"Closing Time" has the meaning set forth in Section 3.1.

(u)	"Closing Document" means any document delivered at or subsequent to the Closing as provided in or pursuant to this Agreement.

(v)	"Confidential Information" means any and all information, ideas and concepts relating to the applicable Person, including any and all (i) Intellectual Property of the applicable Person; (ii) data, databases, results, analyses, procedures, formulae, specifications, techniques, methodology and technical and scientific expertise which relate to the applicable Person’s products or services; and (iii) business, financial, marketing, manufacturing, sales, distribution, customer, licensor, licensee and supply information.

(w)	"Consideration Shares" has the meaning set forth in Section 2.8.

(x)	"Contract" has the meaning set forth in Section 2.2(h).

(y)	“Damages” has the meaning set forth in Section 6.1.

(z)	“Dispute” has the meaning set forth in Section 6.3(b).

(aa)	"Effective Date" means February 29, 2016.

(bb)	"Effective Time" means 12:01 a.m. on the Effective Date.

(cc)	"Electronic Transmission" has the meaning set forth in Section 8.4.

(dd)	"Employees" means, collectively, the employees of each entity comprising the Vendor Group who are employed in the Business as at the Closing Time.

(ee)	"Encumbrance" means any encumbrance of any kind whatsoever (registered or unregistered) and includes any security interest, mortgage, lien, hypothec, pledge, hypothecation, assignment, charge, security under Section 426 or Section 427 of the Bank Act (Canada), trust or deemed trust (whether contractual, statutory or otherwise arising), a voting trust or pooling agreement with respect to securities, any adverse claim or joint ownership interest, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatsoever, any covenant or other agreement, restriction or limitation on the transfer of or the use of property, or a deposit by way of security and an easement, restrictive covenant, limitation, agreement of right of way, restriction, encroachment, burden or title reservation of any kind affecting any rights or privileges capable of becoming any of the foregoing.

(ff)	"Environment" includes the air, surface water, groundwater, land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law, and "Environmental" will have a similar extended meaning.

(gg)	"Environmental Laws" means all Applicable Laws relating in whole or in part to the Environment including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, release or disposal of any Hazardous Substance and any laws relating to asbestos or asbestos containing materials in the Environment, in the workplace or in any building.

(hh)	"Equipment" has the meaning set forth in Section 2.2(b).

(ii)	"Equipment Leases" has the meaning set forth in Section 4.1(z).

(jj)	“Escrow Agent” has the meaning set forth in Section 3.3(c).

(kk)	“Escrow Agreement” has the meaning set forth in Section 3.3(c).

(ll)	"Excluded Assets" has the meaning set forth in Section 2.3.

(mm)	"Excluded Liabilities" has the meaning set forth in Section 2.4.

(nn)	“Financial Records” means all books of account and other financial data and information of the Vendor, and includes all such records, data and information stored electronically, digitally or on computer-related media;

(oo)	"Florida Subsidiaries" means, collectively, Langulas, Yadmark and Yaffiliate.

(pp)	"Florida Subsidiary Shares" means, collectively:

(i)	1,000 common shares in the capital of Langulas, being all of the issued and outstanding shares in the capital of Langulas;

(ii)	1,000 common shares in the capital of Yadmark, being all of the issued and outstanding shares in the capital of Yadmark; and

(iii)	1,000 common shares in the capital of Yaffiliate, being all of the issued and outstanding shares in the capital of Yaffiliate.

(qq)	"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its handbook concerning the treatment of any accounting matter, such recommendation will be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers.

(rr)	"Governing Documents" means the certificate and articles of incorporation, articles of amendment, by-laws or other equivalent documents or instruments of a similar nature pertaining to a corporation under the Applicable Laws of the jurisdiction governing such corporation.

(ss)	"Governmental Authority" means (i) any court, judicial body or arbitral body, (ii) any domestic or foreign government whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever, (iii) any subdivision or authority of any of the foregoing, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, (v) any supranational or regional body such as the World Trade Organization, and (vi) any stock exchange.

(tt)	"Hazardous Substance" means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified as hazardous in any Environmental Law.

(uu)	"including" means "including without limitation" and the term "including" shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it, and "includes" shall have a similar meaning.

(vv)	"Intellectual Property" means all of the following in any jurisdiction throughout the world:

(i)	all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions, reexaminations and post-grant reviews thereof;

(ii)	all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations and combinations thereof (and including all goodwill associated therewith) and all applications, registrations and renewals in connection therewith;

(iii)	all copyrightable works and copyrights, together with all translations, adaptations, derivations and combinations thereof, and all applications, registrations and renewals in connection therewith;

(iv)	all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals);

(v)	all computer software (including source code, executable code, data, databases and related documentation);

(vi)	all advertising and promotional materials;

(vii)	all other proprietary rights and all applications, registrations and renewals in connection therewith; and

(viii)	all copies and tangible embodiments thereof (in whatever form or medium).

(ww)	"Inventory" means all inventory, including all raw materials, work-in-progress, stock-in-trade, finished goods, spare parts and supplies, of an applicable Person.

(xx)	"IT Assets" means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by an entity comprising the Vendor Group, licensed or leased an entity comprising the Vendor Group, or used by an entity comprising the Vendor Group pursuant to an agreement.

(yy)	"Langulas" means Langulas Inc., a corporation incorporated under the laws of the State of Florida.

(zz)	"Leased Premises" means any premises where any of the Vendor Group leases office or work space and where the Business is carried on.

(aaa)	"Liabilities" includes any indebtedness, obligations or liabilities of any kind, whether primary or secondary, direct or indirect, accrued, absolute or contingent, liquidated or unliquidated, secured or unsecured and whether or not reflected or required to be reflected in a balance sheet in accordance with GAAP.

(bbb)	"Licence" means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority.

(ccc)	"Material Contracts" means each and every Contract relating to the Acquired Assets or the Business to which the Vendor Group, or any of them, is a party or by which they or it is bound that is currently in effect and that:

(i)	relates to capital expenditures by the Vendor Group, or any of them, in excess of $25,000 in any single instance;

(ii)	relates to any borrowing or lending of money, or any obligation or liability of the Vendor Group, or any of them, (whether absolute accrued contingent or otherwise, whether due or to become due) in respect of any borrowing or lending of money;

(iii)	relates to any currency exchange, interest rate, commodities or other hedging arrangement;

(iv)	grants or evidences an Encumbrance on any of the Acquired Assets;

(v)	limits the ability of the Vendor Group, or any of them, to: (1) engage in the Business, (2) conduct the Business in any geographic area, or (3) compete with or solicit any other Person;

(vi)	involves the provision of products or services pursuant to which the Vendor Group, or any of them, is entitled to receive or obligated to pay an amount in excess of $25,000 during any calendar year or $200,000 over the life of such agreement; or

(vii)	involves the sale of any assets by the Vendor Group, or any of them, with a sale price in excess of $25,000.

(ddd)	"Non-Assignable Contract" means any of the Contracts, Equipment Leases or Licenses to be assigned to the Purchaser hereunder:

(i)	an assignment or attempted assignment of which would constitute a breach thereof, including if the consent of a third party is required and such consent has not been obtained; or

(ii)	an assignment of which would contravene any Applicable Law.

(eee)	"Open Source Code" means any software code (including any source code components, applications, plug-ins or libraries) that is distributed as "open source software" or is otherwise distributed publicly or made generally available in source code form under terms that permit modification and redistribution of such software, including software code that is licensed under the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

(fff)	"Order" means any order, judgment, injunction, decree, stipulation, determination, award, decision or writ of any court, tribunal, arbitrator or Governmental Authority.

(ggg)	"ordinary course" or "normal course", when used in relation to the conduct of the an entity comprising the Vendor Group, means any action taken by such entity, which:

(i)	is consistent in nature, scope and magnitude with the past practices of such entity and is taken in the ordinary course of the normal, day-to-day operations of such entity;

(ii)	does not require authorization of the board of directors or shareholders of such entity (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; and

(iii)	is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such entity.

(hhh)	"Permitted Encumbrances" means:

(i)	inchoate or statutory liens for Taxes of the Vendor not at the time overdue and inchoate or statutory liens for overdue Taxes the validity of which the Vendor is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(ii)	security given by the Vendor to a public utility or any Governmental Authority when required in the ordinary course of business of the Vendor;

(iii)	servitudes, easements, restrictions, rights-of-way and other similar rights in real property or any interest therein, provided that those servitudes, easements, restrictions, rights-of-way and other similar rights are not of such a nature as to materially adversely affect the use or value of the property subject thereto;

(iv)	undetermined or inchoate liens, charges and privileges incidental to the Vendor's current construction or current operations;

(v)	statutory liens, charges, adverse claims, security interests or Encumbrances of any nature whatsoever claimed or held by any Governmental Authority that have not at the time been filed or registered against the title to the asset of the Vendor or served on the Vendor pursuant to Applicable Law or that relate to obligations of the Vendor not due or delinquent;

(vi)	assignments of insurance provided by the Vendor to landlords or their mortgagees or hypothecary creditors pursuant to the terms of any lease and liens, security interests, or rights reserved in or granted pursuant to any lease as security for payment of rent by the Vendor or for compliance by the Vendor with the terms of that lease; and

(vii)	the Encumbrances described in Schedule 1.1(hhh).

(iii)	"Person" shall be broadly interpreted and includes an individual, body corporate (as defined in the Business Corporations Act (Ontario) on the date hereof), partnership, joint venture, trust, association, unincorporated organization, any Governmental Authority, the executors, administrators or other legal representatives of an individual or any other entity recognized by law and pronouns have a similarly extended meaning.

(jjj)	"Proprietary IT Assets" means software owned and developed by or for an entity comprising the Vendor Group.

(kkk)	"Purchase Price" has the meaning set forth in Section 2.6.

(lll)	"Purchaser Financial Statements" means the audited financial statements of the Purchaser for the fiscal years ended August 31, 2015, August 31, 2014 and August 31, 2013, each consisting of a balance sheet, statement of profit and loss and statement of changes in financial position together with the notes thereto.

(mmm)	"Records" has the meaning set forth in Section 2.2(d).

(nnn)	"Release" means any release, spill, leak, emission, discharge, leach, dumping, migration, pumping, pouring, emitting, emptying, injecting, spraying, burying, abandoning, incinerating, seeping, escape, disposal or similar or analogous acts as defined in any Environmental Laws.

(ooo)	“Response” has the meaning set forth in Section 6.3(b).

(ppp)	"Taxes" means all taxes, surtaxes, duties, levies, imposts, fees, assessments, withholdings, dues and other charges of any nature, including interest additions to tax and penalties applicable thereto, imposed or collected by any Governmental Authority, whether disputed or not, including Canadian federal, provincial, territorial, municipal and local, foreign and other income, franchise, gross receipts, capital, capital gains, real property, personal property, withholding, payroll, health, employee health, transfer, goods and services and other value added, sales, use, consumption, land transfer, ad valorem, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, education, business, school, local improvement, development and occupation taxes, duties, levies, imposts, fees, assessments and withholdings and Canada Pension Plan contributions, employment insurance premiums and all other taxes and similar governmental charges of any kind for which a Person may have any liability imposed by any Governmental Authority.

(qqq)	“Tax Returns” means all returns, declarations, reports, information returns, elections, notices, filings and statements required to be filed with any Governmental Authority relating to Taxes (including all Schedules, attachments or supplements thereto), including any information return, claim for refund, amended return and declaration of estimated Taxes, and any amendment thereof and whether in tangible or electronic form;

(rrr)	"Transferred Employment Obligations" has the meaning set out in Section 2.4(b).

(sss)	“Value” has the meaning set out in Section 6.3(b).

(ttt)	"Vendor Group" means, collectively, the Vendor and the Florida Subsidiaries.

(uuu)	“Vendor Group IP” has the meaning set out in Section 4.1(q)(i).

(vvv)	"Yadmark" means Yadmark Inc., a corporation incorporated under the laws of the State of Florida.

(www)	"Yaffiliate" means Yaffiliate Inc., a corporation incorporated under the laws of the State of Florida.

1.2	Generally Accepted Accounting Principles. All accounting and financial terms used herein, unless specifically provided to the contrary, will be interpreted and applied in accordance with Generally Accepted Accounting Principles.

1.3	Headings and References. The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein", "hereof", "hereby" and "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement unless otherwise specifically provided.

1.4	Number and Gender. In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

1.5	Schedules. The following Schedules and Exhibits form part of this Agreement:

Schedule or Exhibit	Description of Schedule or Appendix

Disclosure Schedule	List of disclosed items
Schedule 1.1(hhh)	Permitted Encumbrances
Exhibit A	Terms and Conditions of Series A Preference Shares
Exhibit B	Escrow Agreement
Exhibit C	Lock-Up and Leak-Out Agreement

1.6	Applicable Law. This Agreement will be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction) and the laws of Canada applicable therein. Each party irrevocably submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto. The parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.

1.7	Currency. Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

1.8	Calculation of Time. In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Toronto time) on the next Business Day.

1.9	Knowledge. Wherever so qualified in this Agreement, an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

(a)	that individual is actually aware of that fact or matter; or

(b)	a prudent individual could be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonably comprehensive investigation regarding the accuracy of any representation or warranty or other statement contained in this Agreement.

A Person (other than an individual) will be deemed to have Knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director or officer of such Person (or in any similar capacity) has, or at any time had, Knowledge of that fact or other matter (as set forth in (a) and (b) above), and any such individual will be deemed to have conducted a reasonably comprehensive investigation regarding the accuracy of the representations and warranties or other statement made herein by that Person or individual.

1.10	Third Party Beneficiaries. Nothing in this Agreement or in any Closing Document is intended to, or shall, confer upon any Person (other than the parties) any rights or remedies of any kind.

Article II          Purchase and Sale of Acquired Assets

2.1	Purchase and Sale of Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Effective Time, the Vendor will sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Vendor, free and clear of any Encumbrances other than Permitted Encumbrances, all of the Vendor’s right, title and interest in and to the Business and the Acquired Assets, excluding the Excluded Assets and the Excluded Liabilities.

On Closing, the Purchaser shall direct that the Acquired Assets shall be assigned and delivered to the Purchaser Subsidiary, and the Vendor acknowledge and agree to the foregoing.

2.2	Acquired Assets. The term "Acquired Assets" means all of the Vendor’s right, title and interest in, to and under those certain assets set forth in the following:

(a)	all of the Vendor’s client lists and all goodwill related to the Business;

(b)	all property, equipment, vehicles, computer equipment, computer software, furniture, furnishings, leasehold improvements, machinery, tools and accessories of all kinds owned by the Vendor and used in connection with the Business, including the property, equipment, vehicles, computer equipment, computer software, furniture, furnishings, leasehold improvements, machinery, tools and accessories listed in Section 2.2(b) of the Disclosure Schedule (the "Equipment");

(c)	all Inventory of the Vendor, in quantities and volumes consistent with the ordinary course of the Business in the six (6) months prior to the Closing Time;

(d)	all cash on hand at Closing, whether on deposit with banks or otherwise;

(e)	all Accounts Receivable of the Vendor, including all Accounts Receivable accrued in connection with the Business prior to the Closing Date;

(f)	all securities held by the Vendor in the capital of any wholly-owned subsidiaries, including any and all investments in subsidiaries as shown on the Books and Records and all securities held by the Vendor in the Florida Subsidiaries;

(g)	all records, reports, drawings, books, sales and promotional literature, manuals, studies, documents, files, correspondence, information and data of the Vendor relating to the Business in any format or media whatsoever (the "Records");

(h)	the full benefit of all contracts, agreements, indentures, commitments or other instruments to which the Vendor is entitled in connection with the Business, whether written or oral and of any nature or kind whatsoever ("Contracts") all as listed in Section 2.2(h) of the Disclosure Schedule, including:

(i)	the full benefit of all representations, warranties, guarantees, indemnities, undertakings, certificates, covenants, agreements and all security therefor received by the Vendor on the purchase or other acquisition of any part of the Acquired Assets;

(ii)	the full benefit and advantage of all forward commitments by the Vendor for supplies or materials entered into in the ordinary course of the Business for use in the Business whether or not there are any written contracts with respect thereto; and

(iii)	all the right, title and interest of the Vendor in, to and under the further agreements and contracts listed in Section 2.2(h) of the Disclosure Schedule;

(i)	all phone numbers, email addresses and websites used by the Business, including those listed in Section 2.2(i) of the Disclosure Schedule;

(j)	all Intellectual Property of or pertaining to the Business or owned by the Vendor and used in connection with the Business, including the Intellectual Property listed in Section 2.2(j) of the Disclosure Schedule;

(k)	all credits, prepaid expenses, deferred charges, deposits and prepaid items relating to or arising out of the operation or conduct of the Business (including any prepaid rents and security deposits related to the Real Property Contracts);

(l)	the rights to the name "Digital Widget Factory" and the goodwill of the Business including all customer and supplier lists, the exclusive right to the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Vendor and the right to use any words indicating that the Business is so carried on including the right to use the name "Digital Widget Factory", and all logos which include such name, or any variation thereof, pursuant to and subject to Section 5.7; and

(m)	all proceeds of any or all of the foregoing.

2.3	Excluded Assets. There shall be specifically excluded from the purchase and sale of the Acquired Assets herein provided the following property and assets relating to the Business (the "Excluded Assets"), all of which shall remain the property of the Vendor:

(a)	all Taxes and interest thereon refundable to the Vendor in respect of any period ending prior to the Closing Date or in respect of any Taxes paid by the Vendor;

(b)	all insurance policies held by the Vendor;

(c)	all Governing Documents, minute books, shareholder records and corporate seals of the Vendor;

(d)	all indebtedness owing to the Vendor by any Person not dealing at arm’s length (as defined in the Income Tax Act (Canada)) with the Vendor and the benefit of any security relating thereto;

(e)	all rights of the Vendor under this Agreement and the other agreements and instruments executed and delivered in connection with this Agreement; and

(f)	all records relating to any of the foregoing or any Excluded Liability, and any original Tax returns of the Vendor and working papers relating to Taxes of the Vendor, provided that Purchaser shall be entitled to copies of the same, and any file copies of the Records retained by the Vendor.

2.4	Assumed Liabilities. From and after the Closing Date, the Purchaser agrees to discharge, assume, fulfill, and perform the following Liabilities (the "Assumed Liabilities"):

(a)	the obligations and liabilities of the Vendor which arise under the Contracts and which arise in respect of the period after the Effective Date and do not relate to any default existing prior to or as a consequence of the Closing;

(b)	liabilities and obligations to Transferred Employees which are assumed by the Purchaser either expressly or by operation of law in its capacity as a successor employer (the "Transferred Employment Obligations"; and

(c)	the obligations of the Vendor relating to the Acquired Assets accrued or incurred from and after the Effective Date.

2.5	Excluded Liabilities. The Vendor agrees that the following Liabilities of the Vendor shall remain the responsibility of the Vendor (the "Excluded Liabilities"):

(a)	the Vendor’s Liabilities for its Accounts Payable;

(b)	the Vendor’s indebtedness to any Person, including any bank or financier of the Vendor;

(c)	the Vendor's Liabilities for any Excluded Asset;

(d)	all obligations of the Vendor incurred or accruing prior to the Effective Date in respect of the Contracts;

(e)	the Vendor’s Liabilities under any litigation, action or proceeding, whether or not now pending or threatened, and whether or not the Vendor has been notified of any existing or potential claims prior to the Closing Date;

(f)	the Vendor’s Liabilities to any Person for the conduct of the Business and the operation of the Acquired Assets accrued or incurred prior to the Closing Date;

(g)	the Vendor’s Liabilities for any sales, income, corporation, excise or other Taxes accrued or incurred prior to the Effective Date;

(h)	the Vendor’s Liabilities for any wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay and other compensation for all services performed by Employees or former employees of an entity comprising the Vendor Group or accrued by such Employees or former employees prior to the Closing Date;

(i)	severance obligations for Employees who are not Transferred Employees; and

(j)	the Vendor’s Liabilities to shareholders or to any Person not dealing at arm’s length (as defined in the Income Tax Act (Canada)) with the Vendor.

2.6	Purchase Price. The purchase price payable to the Vendor by the Purchaser for the Business and the Acquired Assets (the "Purchase Price") shall be the amount of $7,300,000.

2.7	Allocation of Purchase Price. The Vendor and the Purchaser agree that the Purchase Price shall be allocated amongst the Acquired Assets as to be determined by the Purchaser forthwith following Closing.

2.8	Satisfaction of the Purchase Price. The Purchase Price shall be satisfied by the issuance to the Vendor of 12,500,000 Common Shares and 5,750,000 Series A Preference Shares in the capital of the Purchaser (collectively, the "Consideration Shares") at a value of $0.30 per Common Share and $0.30 per Series A Preference Share. The Series A Preference Shares shall have the terms and conditions set out in Appendix A hereto.

2.9	Transfer Taxes. The Purchaser shall be liable for all, and shall pay all, federal and provincial sales taxes (including any retail sales taxes, harmonized sales taxes and land transfer taxes) and all other taxes, duties, fees or other like charges of any jurisdiction properly payable in connection with the transfer of the Business and the Acquired Assets by the Vendor to the Purchaser other than income taxes payable by the Vendor. The parties will use their best efforts in good faith to minimize (and eliminate) any transfer taxes payable in respect of the Closing by, among other things, making such elections and taking such steps as may be provided for under Applicable Law as may be reasonably requested by the Purchaser in connection with the Closing.

2.10	Risk of Loss. Until the Closing, any loss of or damage to the Acquired Assets from fire, casualty or any other occurrence shall be the sole responsibility of the Vendor. At the Closing, title to the Acquired Assets shall be transferred to the Purchaser, and the Purchaser shall thereafter bear all risk of loss associated with the Acquired Assets and be solely responsible for procuring adequate insurance to protect the Acquired Assets against any such loss.

2.11	Refunds and Remittances.

(a)	Received by the Vendor. After the Closing, if the Vendor receives (i) any refund or other amount which is an Acquired Asset or is otherwise properly due and owing to the Purchaser in accordance with the terms of this Agreement or (ii) any refund or other amount which is related to claims or other matters for which the Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to the Purchaser in accordance with the terms of this Agreement, the Vendor promptly shall remit, or shall cause to be remitted, such amount to the Purchaser at the address set forth in Section 8.4.

(b)	Received by the Purchaser. After the Closing, if the Purchaser receives (i) any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to the Vendor in accordance with the terms of this Agreement or (ii) any refund or other amount which is related to claims or other matters for which the Vendor is responsible hereunder, and which amount is not an Acquired Asset, or is otherwise properly due and owing to the Vendor in accordance with the terms of this Agreement, the Purchaser promptly shall remit such amount to the Vendor at the address set forth in Section 8.4.

2.12	Post-Closing Acquired Assets. The parties acknowledge and agree that the Acquired Assets set out in Section 2.12 of the Disclosure Schedule (the “Post-Closing Acquired Assets”) cannot be properly transferred, assigned and conveyed to the Purchaser on the Closing date. The Vendor covenants and agrees to use best efforts to transfer, convey and assign all of the Post-Closing Acquired Assets to the Purchaser as soon as practicable following the Closing Date and in any event no later than April 8, 2016. Forthwith following the assignment of any Post-Closing Acquired Assets the Vendor shall provide the Purchaser with written evidence of each such assignment.

2.13	Non-Assignable Contracts

(a)	Neither this Agreement nor any Closing Document will constitute an assignment or an attempted assignment of any Non-Assignable Contract. The Vendor agrees to assign any Non-Assignable Contracts to the Purchaser when such assignment is permitted and as the Purchaser may from time to time direct. The Vendor will use best efforts to obtain all consents required by it for the assignment to the Purchaser of the Contracts, provided that the Vendor shall not be required to make any payment to any Person for the purpose of obtaining such consents, except for payments for amounts due and payable to that Person.

(b)	To the extent permitted by Applicable Law, if any Contract is not assignable by the terms thereof or where consents to the assignment thereof cannot be obtained, such Contract will be held by the Vendor in trust for the Purchaser and the covenants and obligations thereunder will be performed by the Purchaser, at its own expense, in the name of the Vendor and all benefits and obligations existing thereunder will be for the account of the Purchaser. The Vendor will take, or cause to be taken, such action in its name or otherwise as the Purchaser may reasonably require so as to provide the Purchaser with the benefits thereof and to effect collection of money to become due and payable under the Non-Assignable Contracts and the Vendor will promptly pay over to the Purchaser all money received by it in respect of all Non-Assignable Contracts which is properly due and payable to the Purchaser. If a Non-Assignable Contract is not validly assigned to the Purchaser within three (3) months after the Closing Date, such Non-Assignable Contract will, at the Purchaser’s sole option, be an Excluded Asset and all obligations of the Vendor to the Purchaser with respect to such Non-Assignable Contract will terminate.

Article III          Closing

3.1	Closing. The closing of the transactions contemplated herein (the "Closing") shall be as at the Effective Date and shall occur on March 4, 2016 (the "Closing Date"), at 4:00 pm (E.S.T.) (the "Closing Time"), at the offices of WeirFoulds LLP, Suite 4100, Toronto-Dominion Centre, 66 Wellington Street West, Toronto, Ontario, or at such other place, time and date as shall be agreed between the Purchaser and the Vendor.

3.2	Effective Date. The parties acknowledge and agree that, notwithstanding that documentation in respect of such transactions was not completed on the Effective Date: (i) each of the parties has recorded in their respective books and records that such transactions occurred as of the Effective Date, and (ii) each of the parties has carried on its business on the basis that such transactions were completed as of the Effective Date. For greater certainty, the Vendor releases any and all claims in respect of any appreciation or increase in the value of the Acquired Assets or any revenue or proceeds relating to the Acquired Assets arising after the Effective Date. All benefits and obligations of any kind or nature whatsoever (including, without limiting the generality of the foregoing, all taxes, except income taxes, and other payments and obligations, contractual and otherwise) accruing, payable or paid and receivable or received in respect of the Acquired Assets and Assumed Liabilities hereby assigned, including but without limitation, administration, overhead, maintenance, development and operating costs and the proceeds generated from the Acquired Assets or the Business, shall be apportioned between the Vendor and the Purchaser as of the Effective Date. Any proceeds from the Acquired Assets accruing after the Effective Date and received by the Vendor shall be held by the Vendor as trustee for the Purchaser and shall be paid over to the Purchaser forthwith.

3.3	Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)	the Vendor will deliver to Purchaser, each in form and substance satisfactory to the Purchaser and its legal counsel, as applicable, and effective as of the Effective Time:

(i)	a Board of Directors resolution confirming that all shares are issued to the Purchaser and no other shares are issued and outstanding ;

(ii)	assignments of all Intellectual Property of the Vendor, executed by the Vendor and all other Persons having an interest therein;

(iii)	such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Purchaser, executed by the Vendor and such other Persons as may be necessary to convey good and marketable title to the Acquired Assets free and clear of all Encumbrances other than Permitted Encumbrances;

(iv)	undertaking to take all steps and actions required in order to transfer, assign and convey the Post-Closing Acquired Assets to the Purchaser;

(v)	a certificate of an officer of the Vendor certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of the Vendor related to this Agreement ; certifying and attaching all requisite resolutions or actions of the Vendor’s board of directors and shareholders approving the execution and delivery of this Agreement, the Escrow Agreement and the consummation of the transactions contemplated by this Agreement and the Escrow Agreement; certifying and attaching all requisite resolutions or actions of the board of directors of each entity comprising the Florida Subsidiaries approving of the transfer of the relevant Florida Subsidiary Shares from the Vendor to the Purchaser and; certifying as to the incumbency and signatures of the officers of the Vendor;

(vi)	such other agreements, certificates and other documents as may be reasonably requested by the Purchaser.

(b)	the Purchaser will deliver to the Vendor as follows:

(i)	a copy of irrevocable treasury directions directing and authorizing (i) TMX Equity Transfer Services, the Purchaser’s transfer agent, to issue the Common Shares comprising in part the Consideration Shares, and (ii) WeirFoulds LLP to issue the Series A Preference Shares comprising in part the Consideration Shares

(ii)	a certificate of an officer of the Purchaser certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of the Purchaser and certifying and attaching all requisite resolutions or actions of the Purchaser’s board of directors approving the execution and delivery of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated by this Agreement and the Escrow Agreement and certifying as to the incumbency and signatures of the officers of the Purchaser; and

(iii)	such other agreements, certificates and other documents as may be reasonably requested by the Vendor.

(c)	the Purchaser, the Vendor and WeirFoulds LLP, as escrow agent (the “Escrow Agent”) shall execute and deliver the escrow agreement in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”) and the Purchaser shall deliver to the Escrow Agent certificates representing 6,250,000 Common Shares and 2,875,000 Series A Preference Shares issued in the name of the Vendor, being one half (1/2) of the Consideration Shares (the “Escrow Consideration Shares”) which shall be deposited in escrow forthwith following the Closing Date pursuant to Section 3.4 and shall be held and disposed of in accordance with the terms of the Escrow Agreement.

(d)	Forthwith following Closing the Purchaser shall deliver to the Vendor, all consideration listed in Section 2.8 that is not to be delivered to the Escrow Agent.

3.4	Escrow.

(a)	Forthwith following the Closing Date, the Purchaser shall deliver to the Escrow Agent certificates representing the Escrow Consideration Shares, as described in Section 3.3(c), for the purpose of securing the indemnification obligations of the Vendor set forth in this Agreement. The Escrow Consideration Shares shall be held by the Escrow Agent pursuant to the Escrow Agreement, in substantially the form set forth in Exhibit B attached hereto. The Escrow Consideration Shares shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

(b)	The Vendor, at its discretion, may transfer any or all of the Escrow Consideration Shares at any time to existing stakeholders of the Vendor (“Permitted Transferees”) in accordance with Applicable Law and subject to the terms of the Lock-Up and Leak-Out Agreement. The Purchaser and the Vendor acknowledge and agree that, in the event that the Vendor transfers Escrow Consideration Shares and such shares continue to be held in escrow by the Escrow Agent, any Permitted Transferee must agree to enter into the Escrow Agreement and provide the Escrow Agent with all documents required in order to facilitate the Escrow Agent’s duties under the Escrow Agreement, including without limitation duly authorized stock powers of attorney properly endorsed for transfer in forms acceptable to the Escrow Agent (acting reasonably) and the Purchaser’s transfer agent, before any transfer to Permitted Transferees may be effected. The Purchaser and the Vendor acknowledge and agree that (i) the Escrow Agreement shall be amended upon the occurrence of any transfer to Permitted Transferees in order to provide for the escrow of Escrow Consideration Shares registered in the names of Permitted Transferees, however the terms of the escrow shall remain in substantially the form as set out in the form of Escrow Agreement attached hereto as Exhibit B, and that (ii) the Permitted Transferees shall appoint one representative who shall have full power and authority to represent all Permitted Transferees with respect to all matters arising under the Escrow Agreement.

(c)	In the event the Vendor provides a written notice to the Purchaser and the Escrow Agent, and the Permitted Transferee(s) have entered into the amended Escrow Agreement and provided the Escrow Agent with all ancillary documents required, the Purchaser shall in good faith use its best efforts to transfer the Escrow Consideration Shares within ten (10) Business days (the “Transfer Period”). For clarification, any Escrow Consideration Shares transferred to any Permitted Transferee will be subject to the Escrow Agreement and the Lock-Up and Leak-Out Agreement.

3.5	Proprietary Information, Waiver of Moral Rights and Cooperation

(a)	The Vendor acknowledges and agrees that the Intellectual Property is and shall be, at all times, the property of the Purchaser.

(b)	The Vendor hereby waives any and all claims that the Vendor may now or hereafter have in any jurisdiction to moral rights in connection with any such Intellectual Property or any elements thereof.

(c)	The Vendor hereby agrees as to all such Intellectual Property to assist the Purchaser, upon request and at the cost and expense of the Purchaser, to obtain from time to time and enforce patents, copyrights, trade secrets and other rights and protections relating to said Intellectual Property in and to all countries, and, to that end, the Vendor shall execute all documents for use in applying for and obtaining such patents, copyrights, trade secrets and other rights and protections on and enforcing such Intellectual Property as the Purchaser may request, together with any assignments thereof to the Purchaser or persons designated by it. The Vendor shall not, prior to or subsequent to the expiration or termination of this Agreement, use such Intellectual Property or disclose to any other Person confidential aspects of such Intellectual Property without the prior written consent of the Purchaser.

Article IV          Representations and Warranties

4.1	Representations and Warranties of the Vendor. The Vendor hereby represents and warrants to the Purchaser as is set out in this Section 4.1 and acknowledge that the Purchaser is relying upon such representations and warranties in entering into this Agreement.

(a)	Corporate Matters.

(i)	The Vendor and each of the Florida Subsidiaries are corporations duly incorporated, organized and validly existing under the laws of their respective jurisdictions of incorporation. No proceedings have been taken or authorized by the Vendor Group, or any of them, or, to the Knowledge of the Vendor, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Vendor or any of the Florida Subsidiaries.

(ii)	The Vendor has all necessary corporate power and authority to enter into, execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby and any instruments or agreements required herein or therein.

(iii)	The Vendor has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is a party.

(iv)	The Vendor has all necessary corporate power and capacity to own or lease or use the Acquired Assets and the Vendor and each of the Florida Subsidiaries have all necessary corporate power and capacity to carry on the Business as it is presently carried on. Neither the nature of the Business nor the location or character of any of the Acquired Assets requires an entity comprising the Vendor Group to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions listed in Section 4.1(a) of the Disclosure Schedule where they are duly registered, licensed or otherwise qualified and in good standing for such purpose. The Vendor Group does not carry on the Business and the Vendor does not maintain any of the Acquired Assets in any jurisdiction other than the jurisdictions listed in Section 4.1(a) of the Disclosure Schedule.

(v)	This Agreement has been, and each Closing Document to which the Vendor is a party will on Closing be, duly executed and delivered by the Vendor, and this Agreement constitutes, and each Closing Document to which the Vendor is a party will on Closing constitute, a valid and binding obligation of the Vendor enforceable against it in accordance with its terms.

(b)	Absence of Conflicting Agreements. None of the execution and delivery of, or the observance and performance by the Vendor of, any covenant or obligation under this Agreement or any Closing Document to which it is a party, or the Closing:

(i)	contravenes or results in, or will contravene or result in, a material violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)	any Applicable Law;

(B)	any Licence held by an entity comprising the Vendor Group;

(C)	the Governing Documents, directors’ resolutions or shareholders’ resolutions of the Vendor or any of the Florida Subsidiaries; or

(D)	the provisions of any Contract; or

(ii)	results in the creation or imposition of any Encumbrance on the Vendor, any of the Florida Subsidiaries or any of the Acquired Assets.

(c)	Consents, Approvals. Except as set forth in Section 4.1(c) of the Disclosure Schedule,

(i)	no consent, approval, authorization, registration or declaration of, or filing with, any Governmental Authority is required in connection with the execution and delivery by the Vendor of this Agreement or the observance and performance by the Vendor of its obligations under this Agreement; and

(ii)	no consent or approval is required to be obtained by any entity comprising the Vendor Group in connection with the execution and delivery by the Vendor of this Agreement or any of the Closing Documents to enable the Purchaser to own and operate the Acquired Assets and continue the lawful operation of the Business following the date of Closing.

(d)	Sufficiency of Assets. The Acquired Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by the Vendor Group.

(e)	Title to Assets. The Vendor is the registered, legal and beneficial owner of the Acquired Assets, with good and marketable title thereto, free and clear of all title defects and Encumbrances, except for Permitted Encumbrances. At Closing and effective as of the Effective Time, the Vendor will convey to Purchaser good and marketable title to all of the Acquired Assets free and clear of all Encumbrances, except for the Permitted Encumbrances.

(f)	No Options. No Person other than the Purchaser has any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise), for the purchase of any of the Acquired Assets.

(g)	Subsidiaries. The Vendor does not own any shares, capital stock or any other equity interests in or have any agreement or arrangement to purchase any shares, capital stock or other equity interests in, or control, directly or indirectly, any other Person other than the Florida Subsidiaries.

(h)	Capitalization of the Florida Subsidiaries. The Florida Subsidiary Shares are the only issued and outstanding ownership, equity or capital interests in each respective entity.. The Florida Subsidiary Shares have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of any Person’s rights. No equity interest of a Florida Subsidiary was issued in violation of any organizational document of such Florida Subsidiary, any Applicable Law or any pre-emptive right (or other similar right) of any Person. Other than the rights of the Purchaser created hereunder, there is no: (a) pre-emptive right, option, warrant, put, call, purchase right, subscription right, conversion right, convertible instrument, exchange right or other security, contract or commitment of any nature whereby any Person has, or has a right to receive, any equity interest of, or right or obligation to acquire any equity interest of, a Florida Subsidiary; (b) equity appreciation, phantom stock, profit participation or similar right with respect to a Florida Subsidiary or any equity interest in a Florida Subsidiary; or (c) voting trust, proxy or other contract with respect to any equity interest of a Florida Subsidiary.

(i)	Title of Florida Subsidiaries to Assets. Except as set out forth in Section 4.1(i) of the Disclosure Schedule, each of the Florida Subsidiaries has good and marketable legal and beneficial title to all of their respective property and assets, free and clear of any and all Encumbrances and there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from a Florida Subsidiary of any of its property or assets other. The material property and assets owned and leased by each of the Florida Subsidiaries and their locations are listed in Section 4.1(i) of the Disclosure Schedule and such property and assets constitute all of the property and assets used or held for use in connection with the business of the relevant Florida Subsidiary and are sufficient to permit the continued operation of the such business in substantially the same manner as conducted on the Closing Date.

(j)	Litigation. Except as disclosed in Section 4.1(j) of the Disclosure Schedule, there is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding, including appeals and applications for review relating to or affecting the Acquired Assets or the Business, nor, to the Knowledge of the Vendor , are any of the same pending or threatened. To the Knowledge of the Vendor, there is no state of facts which would provide a valid basis for any of the foregoing. There is not at present outstanding or, to the Knowledge of the Vendor, pending against the Vendor Group, or any entity comprising the Vendor Group, any Order that may adversely affect the Business or any of the Acquired Assets.

(k)	Books and Records. The Vendor has made available to the Purchaser all Books and Records. The Books and Records (i) have been maintained in accordance with good business practices, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Vendor Group, and (iii) completely and accurately and fairly reflect the basis for its Financial Records. The Vendor has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management’s general or specific authorization, and (y) transactions are recorded as necessary (A) to permit preparation of its financial statements, the financial statements of the Purchaser or the BAR in conformity with GAAP or any other criteria applicable to such statements, and (B) to maintain accountability for assets. All Books and Records are in the full possession and exclusive control of, and are owned exclusively by the Vendor and are not dependent upon any computerized or other system, program or device that is not exclusively owned and controlled by the Vendor. As at the date hereof the Vendor Group has not prepared financial statements in respect of any of the Vendor or the Florida Subsidiaries.

(l)	Absence of Changes. Since the date of the Books and Records provided to the Purchaser:

(i)	the Vendor Group has conducted the Business in the ordinary course and has used its best efforts to preserve the Business and the Acquired Assets; and

(ii)	there has not been any change in the condition of the Business or the Acquired Assets or the financial position or results of operations of the Vendor Group or the Business other than changes in the ordinary course of business, and such changes have not had, either individually or in the aggregate, and are not reasonably expected to have, either before or after the Closing, an adverse effect on the condition of the Business or the Acquired Assets.

(m)	Accounts Receivable. The Accounts Receivable due or accruing to the Vendor Group are set out in Section 4.1(m) of the Disclosure Schedule, and arose from bona fide transactions in the ordinary course of the Business and are valid, enforceable and fully collectable accounts (subject to a reasonable allowance, consistent with past practice, for doubtful accounts as previously disclosed in writing to the Purchaser). Such Accounts Receivable are not subject to any defence, set-off or counterclaim.

(n)	Employees and Employment Matters.

(i)	The Vendor has provided to the Purchaser: (i) a list of the names and titles of all Employees together with particulars of the material terms and conditions of employment or engagement of such persons, including rates of remuneration, benefits and positions held; (ii) copies of all written contracts of employment and details of all oral contracts of employment with any Employees; (iii) details of all employee benefit, deferred compensation, pension, medical, profit sharing or other similar agreement or plan; and (iv) any union or collective bargaining agreement of the Employees.

(ii)	Each entity comprising the Vendor Group has been and is in compliance with all Applicable Laws in all material respects respecting employment and employment practices, including all employment standards, human rights, labour relations, occupational health and safety, workers’ compensation or workplace safety and insurance legislation, employee privacy and pay equity, and there are no outstanding claims, complaints, investigations, prosecutions or orders under such Applicable Laws.

(iii)	No entity comprising the Vendor Group is or has engaged in any unfair labour practice and, to the Knowledge of the Vendor and the Shareholder, no unfair labour practice complaint, grievance or arbitration proceeding is pending or threatened against any entity comprising the Vendor Group.

(iv)	All amounts due or accruing due to Employees for all salary, wages, bonuses, commissions, pension benefits or other employee benefits or compensation are reflected in the Records, in accordance with the Vendor’s accounting practices and Applicable Law.

(v)	There is no binding commitment or agreement to increase wages or modify the terms and conditions of employment of any Employee.

(o)	Benefit Plans. Section 4.1(o) of the Disclosure Schedule contains a true and complete list of all Benefit Plans of the Vendor Group provided to any Employees, true and complete copies of which have been provided to the Purchaser. No entity comprising the Vendor Group has, and is not subject to, any present or future obligation or Liability under any Benefit Plan except those incurred in the ordinary course of business and reflected in Section 4.1(o) of the Disclosure Schedule. No entity comprising the Vendor Group has made any proposal or commitment, whether legally binding or not, to create any additional Benefit Plan or to modify or change any existing Benefit Plan that would affect any Employee.

(p)	Collective Agreements. No entity comprising the Vendor Group is a party, either directly or by operation of law, to any collective agreement in connection with the Business and the Employees. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees or has applied or threatened to apply to be certified as the bargaining agent of any of such Employees. To the Knowledge of the Vendor and the Shareholder, no material work stoppage or other material labour dispute in respect of the Vendor Group or the Business is pending or threatened.

(q)	Intellectual Property.

(i)	Section 2.2(j) of the Disclosure Schedule contains a true and complete list of all Intellectual Property exercised in, used in or related to the Business (the "Vendor Group IP").

(ii)	Except for Permitted Encumbrances, and except as set forth in Section 4.1(q) of the Disclosure Schedule, the Vendor is the sole and exclusive owner of, and has good and marketable worldwide title to, the Vendor Group IP, free and clear of all Encumbrances.

(iii)	The Vendor Group owns and possesses or has the right to use all Vendor Group IP necessary for the operation of the Business as presently conducted. All Vendor Group IP which the Vendor Group purports to own was developed by (i) an Employee, or (ii) agents, consultants, contractors or other Persons who have executed enforceable instruments of assignment in favor of an entity comprising the Vendor Group as assignee that have conveyed to such entity ownership of all rights in such Vendor Group IP. Each item of Vendor Group IP owned or used by the Vendor Group immediately prior to the Closing will be owned or available for use by Purchaser on identical terms and conditions immediately subsequent to the Closing. All moral rights subsisting in the Vendor Group IP owned by the Vendor Group have been irrevocably and unconditionally waived in favor of an entity comprising the Vendor Group and its successors and assigns.

(iv)	No entity comprising the Vendor Group has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third Persons, and the Vendor has not received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any offer of license to an entity comprising the Vendor Group or demand that an entity comprising the Vendor Group refrain from using any Intellectual Property rights of any third Person or any notices of patent rights that might be relevant to the Business or offers to license Intellectual Property to an entity comprising the Vendor Group). To the Knowledge of the Vendor and the Shareholder, no third Person has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of an entity comprising the Vendor Group and no entity comprising the Vendor Group has made any communications to a third Person claiming or alleging any such interference, infringement, misappropriation or conflict.

(v)	Section 4.1(q) of the Disclosure Schedule identifies each registration or application that an entity comprising the Vendor Group has made with respect to the Vendor Group IP and each material unregistered trademark, service mark, trade name, corporate name or Internet domain name and computer software item (other than commercially available off-the-shelf software subject to a non-negotiated license agreement). With respect to each such item of Vendor Group IP:

(A)	the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(B)	no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of Vendor, is threatened that challenges the legality, validity, enforceability, use or ownership of the item, and there are no grounds for the same;

(C)	the item is valid, subsisting and enforceable;

(D)	an entity comprising the Vendor Group has never agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item;

(E)	no loss or expiration of the item is, to the Knowledge of the Vendor and the Shareholders, threatened, pending or reasonably foreseeable; and

(F)	any and all renewal and maintenance fees, annuities or other fees payable to any Governmental Authority and all other filings for maintaining the foregoing items as active which are due prior to the date which is 90 days after the date hereof have been paid in full and appropriately filed.

(vi)	Section 4.1(q) of the Disclosure Schedule identifies each item of Vendor Group IP that any third Person owns and that the Vendor Group uses pursuant to a license, sublicense, agreement or permission (other than commercially available off-the-shelf software subject to a non-negotiated license agreement with an initial or annual license fee of less than $1,000 individually) and also identifies the applicable agreement. The Vendor has delivered to the Purchaser correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each such item of Vendor Group IP:

(A)	the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(B)	the license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing;

(C)	to the Knowledge of Vendor and the Shareholders, no party to the license, sublicense, agreement or permission is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder;

(D)	no party to the license, sublicense, agreement or permission has repudiated any provision thereof;

(E)	with respect to each sublicense, the representations and warranties set forth in clauses (A) through (D) above are true and correct with respect to the underlying license;

(F)	the underlying item of Vendor Group IP is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(G)	no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of the Vendor, is threatened that challenges the legality, validity or enforceability of the underlying item of Vendor Group IP, and there are no grounds for the same; and

(H)	no entity comprising the Vendor Group has granted any sublicense or similar right with respect to the license, sublicense, agreement or permission.

(vii)	Section 4.1(q) of the Disclosure Schedule lists all material Proprietary IT Assets used by an entity comprising the Vendor Group which are either existing or are under development and all other material IT Assets currently being used in the Business, along with the name of the owner thereof. The Vendor Group has taken reasonably prudent actions to protect against the existence of (i) any protective, encryption, security or lock-out devices which might in any way interrupt, discontinue or otherwise adversely affect its or its customer’s use of such IT Assets; and (ii) any so-called computer viruses, worms, trap or back doors, Trojan horses or any other instructions, codes, programs, data or materials (collectively, "Malicious Instructions") which could improperly interfere with the operation or use of such IT Assets or the Business. The documentation and the source code with its embedded commentary, descriptions and indicated authorships, the specifications and the other informational materials which describe the operation, functions and technical characteristics applicable to the Proprietary IT Assets disclosed in Section 4.1(q) of the Disclosure Schedule are complete in all material respects and sufficient to permit the Vendor Group to support and maintain the products, services and operations of its business. Each IT Asset used in the Business substantially conforms to the Vendor Group’s current functional requirements, design specifications, documentation and other specifications. To the Knowledge of the Vendor and the Shareholder, no Person has gained unauthorized access to any of the IT Assets. The Vendor Group has implemented reasonable backup and disaster recovery technology consistent with industry practices.

(viii)	To the Knowledge of the Vendor and the Shareholder, none of the IT Assets has experienced bugs, failures, breakdowns, continued substandard performance, Malicious Instructions, data losses, data integrity problems, hacking attempts, security breaches that in any such case has caused any substantial disruption or interruption in or to the use of any such IT Assets.

(ix)	No Open Source Code has been or is being used or distributed, in whole or in part, in a manner that would require any Proprietary IT Asset (other than any Open Source Code portions thereof that were obtained from third Persons and any portions thereof which are distributed as source code by the Vendor Group in the ordinary course) to be licensed, disclosed or distributed without charge or under terms that require disclosure of source code.

(x)	No third Person possesses any copy of any source code for any Proprietary IT Asset. No entity comprising the Vendor Group has any contractual obligation to provide any source code for any Proprietary IT Asset to any other Person.

(r)	Environmental Matters.

(i)	All operations of the Business and the Acquired Assets are now and always have been in material compliance in all respects with all applicable Environmental Laws.

(ii)	None of the Business, an entity comprising the Vendor Group or the Acquired Assets are the subject of any Order issued, filed or imposed pursuant to any Environmental Law or requiring any remediation or clean-up of any Hazardous Substance, or requiring that any release or other activity be reduced, modified or eliminated, or are the subject of any request from any Governmental Authority that may result in any such Order, nor, to the Knowledge of the Vendor or the Shareholders, has any investigation, evaluation or other proceeding been commenced to determine whether any such Order is necessary.

(iii)	There are no Hazardous Substances located on, in or under the surface of any of the Leased Premises, and no Release of any Hazardous Substances has occurred on, in or from any Leased Premises or has resulted from the operation of the Business.

(iv)	No entity comprising the Vendor Group has used any of the Leased Premises to produce, generate, manufacture, treat, store, handle, transport or dispose of any Hazardous Substances except in compliance with Environmental Laws.

(v)	There are no underground or above-ground storage tanks or associated piping or appurtenances (active or abandoned), or urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls or radioactive substances located on, in or under the surface of any of the Leased Premises or other assets used thereon.

(vi)	No entity comprising the Vendor Group is, and to the Knowledge of the Vendor there is no basis upon which an entity comprising the Vendor Group could become, responsible for any clean-up or corrective action under any Environmental Laws. The Vendor has provided the Purchaser with copies of any environmental audits, site assessments and studies (including all drafts thereof) concerning any of the Leased Premises, or that are in any way related to the Business, that it has ever conducted or that are in its possession or control.

(s)	Occupational Health and Safety. There are no outstanding inspection Orders or any pending or threatened charges made under any occupational health and safety legislation relating to an entity comprising the Vendor Group or the Business. There have been no fatal or critical accidents within the last five years which might lead to charges under any occupational health and safety legislation. Each entity comprising the Vendor Group has complied in all respects with any Orders issued under any occupational health and safety legislation. There are no appeals of any Orders under any occupational health and safety legislation relating to an entity comprising the Vendor Group or the Business which are currently outstanding.

(t)	Workers’ Compensation. There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or any other communications related thereto which an entity comprising the Vendor Group has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on, there are no such assessments which are unpaid on the date hereof, and there are no facts or circumstances which may result in an increase in liability to an entity comprising the Vendor Group from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Closing. The accident cost experience of each entity comprising the Vendor Group is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect the such entity’s accident cost experience.

(u)	Real Property Leases. Neither the Vendor nor any of the Florida Subsidiaries has any leased premises, and no amounts are owing or required to be paid by any entity comprising the Vendor Group in respect of any leases of real property.

(v)	Owned Property. No entity comprising the Vendor Group, and none of their predecessors in interest own and have never owned any real property.

(w)	Contracts.

(i)	True and correct copies of all Material Contracts have been delivered to the Purchaser.

(ii)	Except as disclosed on Section 4.1(w) of the Disclosure Schedule, the Material Contracts are all in good standing and in full force and effect with no amendments. All of the Material Contracts are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms.

(x)	Customers. Vendor has provided the Purchaser with a list identifying all of the clients of the Vendor Group as at the date hereof. No entity comprising the Vendor Group is, and has not at any time since January 1, 2015, been engaged in any material dispute with any of its clients. No entity comprising the Vendor Group has received any notice of cessation of services, and has no reason to believe that any of its clients have ceased, or after the Closing will cease, to use the services of the Vendor Group or substantially reduce the use of such services.

(y)	Licenses. The only Licences necessary for the operation of the Business and the ownership of the Acquired Assets are listed in Section 4.1(y) of the Disclosure Schedule and are in full force and effect unamended. Each entity comprising the Vendor Group is in material compliance in all respects with all provisions of all Licences issued in the name of such entity and there are no proceedings in progress, or to the Knowledge of the Vendor pending or threatened, which may result in the revocation, cancellation, suspension or any adverse modification of any such Licences. No Licence issued to an entity comprising the Vendor Group is void or voidable as a result of the completion of the transactions contemplated hereby or by the Closing Documents nor is any consent or approval of any Person required to ensure the continued validity and effectiveness of any such Licence in connection with the purchase of the Acquired Assets, this Agreement, any Closing Document or the transactions contemplated hereby or thereby.

(z)	Equipment Leases. Section 4.1(z) of the Disclosure Schedule sets forth a true and complete list of all leases of Equipment in connection with the Business or the Acquired Assets (the "Equipment Leases"). All of the Equipment Leases are in full force and effect and no default exists thereunder on the part of an entity comprising the Vendor Group or, to the Knowledge of the Vendor , on the part of any of the other parties thereto. The entire interest of each entity comprising the Vendor Group under an Equipment Lease is held by such entity free and clear of any Encumbrances, except for Permitted Encumbrances, and all payments due under the Equipment Leases have been duly paid and all obligations to be discharged or performed under the Equipment Leases by the relevant entity comprising the Vendor Group have been fully discharged and performed in accordance with the terms of the Equipment Leases.

(aa)	Condition of Acquired Assets. The Equipment and other tangible personal property of the Vendor Group are to the Knowledge of the Vendor in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put, reasonable wear and tear excepted. None of such Equipment or other property is in need of maintenance or repairs except for ordinary routine maintenance and repairs.

(bb)	Compliance with Laws. The operations of the Business have been conducted and presently are conducted in all respects in material compliance with all Applicable Laws of each jurisdiction in which the Business has been and is carried on and, except for breaches which are not in the aggregate material to the Vendor Group or to the Business, no entity comprising the Vendor Group has received any notice of any alleged breach or investigation under any such Applicable Laws. To the Knowledge of the Vendor , no officer, employee or agent of an entity comprising the Vendor Group, nor any other Person acting on its behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Business (or assist an entity comprising the Vendor Group in connection with any actual or proposed transaction) in violation of any Applicable Laws.

(cc)	Taxes.

(i)	The Vendor has paid or made arrangements for the payment of all Taxes in respect of the Business and the Acquired Assets, as well as all professional fees incurred in connection with such Taxes, which are capable of forming or resulting in an Encumbrance on the Acquired Assets or becoming a liability or obligation of the Purchaser and there are no inquiries, audits, investigations, disputes, objections, appeals or other proceedings in progress, pending or threatened in connection with any Taxes in respect of the Business or the Acquired Assets. All tax returns required to be filed in connection with the Business or the Acquired Assets have been accurately prepared and duly and timely filed.

(ii)	Each entity comprising the Vendor Group has withheld or collected all amounts required to be withheld or collected by it in respect of Taxes, and has remitted such amounts to the applicable Governmental Authority when required to do so and, in respect of such amounts withheld or collected that are not yet required to be remitted, has properly set aside such amounts in accounts for such purpose and included such amounts in the Books and Records. Without limiting the generality of the foregoing, each entity comprising the Vendor Group has fulfilled all material requirements under all Applicable Laws for withholding of amounts from Employees and has remitted all amounts withheld to the appropriate authorities within the prescribed times.

(dd)	Protection of Confidentiality. Each entity comprising the Vendor Group has taken commercially reasonable precautions and made commercially reasonable efforts to protect the Confidential Information related to or used in the Business from disclosure to, or use by, unauthorized Persons, as well as from harm, theft, tampering, sabotage and transmission. The Vendor is not aware of any security or confidentiality related to the Business having been breached by any Person.

4.2	Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Vendor as is set out in this Section 4.2 and acknowledges that the Vendor is relying upon such representations and warranties in entering into this Agreement.

(a)	Corporate Matters.

(i)	The Purchaser and the Purchaser Subsidiary are corporations duly incorporated, organized and validly existing under the laws of the Province of Ontario. No proceedings have been taken or authorized by the Purchaser or, to the Knowledge of the Purchaser, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Purchaser or the Purchaser Subsidiary.

(ii)	Each of the Purchaser and the Purchaser Subsidiary have all necessary corporate power and authority to enter into, execute and deliver, and to observe and perform their respective covenants and obligations under, this Agreement and the Closing Documents to which they are a party, and to consummate the transactions contemplated hereby and thereby and any instruments or agreements required herein or therein.

(iii)	Each of the Purchaser and the Purchaser Subsidiary have taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of their respective covenants and obligations under, this Agreement and the Closing Documents to which they are a party.

(iv)	Each of the Purchaser and the Purchaser Subsidiary have all necessary corporate power and capacity to own or lease their respective property and assets and to carry on their respective businesses as they are presently carried on. Neither the nature of their respective businesses nor the location or character of their property and assets requires the Purchaser or the Purchaser Subsidiary to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions listed in Section 4.2(a) of the Disclosure Schedule where they are duly registered, licensed or otherwise qualified and in good standing for such purpose. Neither the Purchaser nor the Purchase Subsidiary carries on their respective businesses or maintains any of their respective property and assets in any jurisdiction other than the jurisdictions listed in Section 4.2(a) of the Disclosure Schedule.

(v)	This Agreement has been, and each Closing Document to which the Purchaser or the Purchaser Subsidiary is a party will on Closing be, duly executed and delivered by the Purchaser or the Purchaser Subsidiary, as the case may be, and this Agreement constitutes, and each Closing Document to which the Purchaser and the Purchaser Subsidiary is a party will on Closing constitute, a valid and binding obligation of the Purchaser or the Purchaser Subsidiary, as the case may be, enforceable against them in accordance with its terms.

(b)	Absence of Conflicting Agreements. None of the execution and delivery of, or the observance and performance by the Purchaser or the Purchaser Subsidiary of, any covenant or obligation under this Agreement or any Closing Document to which either of them is a party, or the Closing:

(i)	contravenes or results in, or will contravene or result in, a material violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)	any Applicable Law;

(B)	any Licence held by the Purchaser or the Purchaser Subsidiary; or

(C)	the Governing Documents, directors’ resolutions or shareholders’ resolutions of the Purchaser; or

(ii)	results in the creation or imposition of any Encumbrance on the Purchaser, the Purchaser Subsidiary or any of their assets.

(c)	Consents, Approvals. Except as set forth in Section 4.2(c) of the Disclosure Schedule,

(i)	no consent, approval, authorization, registration or declaration of, or filing with, any Governmental Authority is required in connection with the execution and delivery by the Purchaser or the Purchaser Subsidiary of this Agreement or the observance and performance by the Purchaser or the Purchaser Subsidiary of its obligations under this Agreement; and

(ii)	there is no requirement, on the part of the Purchaser or the Purchaser Subsidiary, to make any filing with, give any notice to, or obtain any License from, any Governmental Authority as a condition to the lawful completion of the transactions contemplated by this Agreement or by any of the Closing Documents.

(d)	Title to Assets. The Purchaser and the Purchaser Subsidiary are the registered, legal and beneficial owner of their respective property and assets, with good and marketable title thereto, free and clear of all title defects and Encumbrances, except those Encumbrances listed in Section 4.2(d) of the Disclosure Schedule.

(e)	No Options. Except as listed in Section 4.2(e) of the Disclosure Schedule, no Person has any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise), for the purchase of any of the property and assets of the Purchaser or the Purchaser Subsidiary.

(f)	Subsidiaries. Except as disclosed in Section 4.2(f) of the Disclosure Schedule, the Purchaser does not own any shares, capital stock or any other equity interests in or have any agreement or arrangement to purchase any shares, capital stock or other equity interests in, or control, directly or indirectly, any other Person other than the Purchaser Subsidiary. The Purchaser is the sole shareholder of the Purchaser Subsidiary. The Purchaser Subsidiary does not own any shares, capital stock or any other equity interests in or have any agreement or arrangement to purchase any shares, capital stock or other equity interests in, or control, directly or indirectly, any other Person.

(g)	Capitalization of Purchaser and Purchaser Subsidiary. The authorized capital stock of the Purchaser consists of an unlimited number of common shares and 5,750,000 Series A Preference Shares, of which 25,745,920 common shares are issued and outstanding and no Series A Preference Shares are outstanding. The authorized capital stock of the Purchaser Subsidiary consists of an unlimited number of common shares of which 100 common shares are issued and outstanding. The common shares of the Purchaser are quoted on the OTCQB and are not subject to any notice of suspension or delisting. All of the issued and outstanding shares in the capital of the Purchaser and the Purchaser Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of any Person’s rights. No equity interest of the Purchaser or the Purchaser Subsidiary was issued in violation of their respective organizational documents, any Applicable Law or any pre-emptive right (or other similar right) of any Person. Other than the rights of the Vendor created hereunder and as set out in Section 4.2(g) of the Disclosure Schedule, there is no: (a) pre-emptive right, option, warrant, put, call, purchase right, subscription right, conversion right, convertible instrument, exchange right or other security, contract or commitment of any nature whereby any Person has, or has a right to receive, any equity interest of, or right or obligation to acquire any equity interest of, the Purchaser or the Purchaser Subsidiary; (b) equity appreciation, phantom stock, profit participation or similar right with respect to the Purchaser or the Purchaser Subsidiary or any equity interest in the Purchaser or the Purchaser Subsidiary; or (c) voting trust, proxy or other contract with respect to any equity interest of the Purchaser or the Purchaser Subsidiary. The Consideration Shares to be issued at Closing shall be duly and validly issued, fully paid and nonassessable.

(h)	Litigation. Except as disclosed in Section 4.2(h) of the Disclosure Schedule, there is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding, including appeals and applications for review relating to or affecting the Purchaser, the Purchaser Subsidiary or their respective property and assets, nor, to the Knowledge of the Purchaser, are any of the same pending or threatened. To the Knowledge of the Purchaser, there is no state of facts which would provide a valid basis for any of the foregoing. There is not at present outstanding or, to the Knowledge of the Purchaser, pending against the Purchaser or the Purchaser Subsidiary any Order that may adversely affect the business of the Purchaser or the Purchaser Subsidiary.

(i)	Financial Statements. The Purchaser Financial Statements, copies of which have been provided to the Vendor:

(i)	have been prepared in accordance with International Financial Reporting Standards applied on a basis consistent with that of the preceding periods as applicable to the nature of the Purchaser Financial Statements;

(ii)	accurately disclose the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the business of the Purchaser and the results of the operations of the business of the Purchaser as at the dates thereof and for the periods covered thereby;

(iii)	are in accordance with the of the Purchaser and are complete and accurate in all respects;

(iv)	reflect all proper accruals as at the dates thereof and for the periods covered thereby of all amounts which, though not payable until a time after the end of the relevant period, are attributable to activities undertaken during or prior to that period; and

(v)	contain or reflect adequate reserves for all liabilities and obligations of the Purchaser of any nature, whether absolute, contingent or otherwise, matured or unmatured, as at the date thereof.

(j)	Exchange Act Reports. The Purchaser has furnished or made available through internet access (Sedar and Edgar) to the Vendor complete and accurate copies, as amended or supplemented, of the annual, quarterly, and current reports it files with the OSC and the SEC (the “Regulatory Reports”). To the best of the Purchaser’s Knowledge, as of their respective dates, the Regulatory Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser has filed all reports required to be filed by it under the Ontario Securities Commission. The Purchaser has filed all forms, reports and documents required to be filed by the Purchaser with the Securities and Exchange Commission.

(k)	Absence of Changes. Since November 30, 2015, except as publicly disclosed by the Purchaser or disclosed by the Purchaser to the Vendor:

(i)	the Purchaser has conducted its business in the ordinary course and has used its best efforts to preserve its business and its property and assets; and

(ii)	there has not been any change in the condition of its business or its property and assets or the financial position or results of operations of the Purchaser other than changes in the ordinary course of business, and such changes have not had, either individually or in the aggregate, and are not reasonably expected to have, either before or after the Closing, an adverse effect on the condition of the Purchaser.

(l)	Compliance with Laws. The operations of the business of the Purchaser and the Purchaser Subsidiary have been conducted and presently are conducted in all respects in material compliance with all Applicable Laws of each jurisdiction in which the such business has been and is carried on and, except for breaches which are not in the aggregate material to the business of the Purchaser, neither the Purchaser nor the Purchaser Subsidiary has received any notice of any alleged breach or investigation under any such Applicable Laws. To the Knowledge of the Purchaser, no officer, employee or agent of the Purchaser or the Purchaser Subsidiary, nor any other Person acting on its behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of the Purchaser (or assist the Purchaser or the Purchaser Subsidiary in connection with any actual or proposed transaction) in violation of any Applicable Laws.

(m)	Taxes.

(i)	The Purchaser has paid or made arrangements for the payment of all Taxes in respect of its business, as well as all professional fees incurred in connection with such Taxes, which are capable of forming or resulting in an Encumbrance on its assets and there are no inquiries, audits, investigations, disputes, objections, appeals or other proceedings in progress, pending or threatened in connection with any Taxes in respect of the business of the Purchaser. All tax returns required to be filed in connection with the business of the Purchaser have been accurately prepared and duly and timely filed.

(ii)	The Purchaser and the Purchaser Subsidiary have withheld or collected all amounts required to be withheld or collected by them in respect of Taxes, and have remitted such amounts to the applicable Governmental Authority when required to do so and, in respect of such amounts withheld or collected that are not yet required to be remitted, have properly set aside such amounts in accounts for such purpose and included such amounts in the Purchaser Financial Statements. Without limiting the generality of the foregoing, the Purchaser and the Purchaser Subsidiary have fulfilled all material requirements under all Applicable Laws for withholding of amounts from employees and have remitted all amounts withheld to the appropriate authorities within the prescribed times.

(n)	Protection of Confidentiality. The Purchaser and the Purchaser Subsidiary have taken commercially reasonable precautions and made commercially reasonable efforts to protect the Confidential Information related to or used in the business of the Purchaser from disclosure to, or use by, unauthorized Persons, as well as from harm, theft, tampering, sabotage and transmission. The Purchaser is not aware of any security or confidentiality related to the business of the Purchaser having been breached by any Person.

4.3	Commission. Each party represents and warrants to the other party that the other party will not be liable for any brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, the first party.

4.4	Qualification of Representations and Warranties. Any representation or warranty made by a party as to the enforceability of this Agreement or any Closing Document against such party is subject to the following qualifications:

(a)	specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and

(b)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.

4.5	Survival of Covenants, Representations and Warranties of the Vendor. All representations and warranties made by the Vendor in this Agreement shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections4.1(a), 4.1(e), 4.1(f) and 4.1(r) of this Agreement shall survive the Closing and will continue without time limit;

(b)	the representations and warranties set forth in Section 4.1(cc) of this Agreement in respect of a particular taxation year, period or event shall survive until 180 days after the expiration of the period, if any, during which a Governmental Authority is entitled to issue any assessment, reassessment or other form of recognized document assessing liability for Tax under applicable Tax legislation in respect of such taxation year, period or event, without taking into account any waiver or similar document extending such period given after the Closing unless the Purchaser has provided its written consent to the giving of such waiver or similar document;

(c)	all of the other representations and warranties of the Vendor contained in this Agreement or in any other Closing Document shall survive for a period of twelve (12) months from the Closing and, after such period, the will not have any further liability hereunder with respect to such representations and warranties except with respect to claims properly made within such period; and

(d)	all of the Vendor’s covenants and agreements contained in this Agreement or any Closing Document shall survive the Closing and continue until performed or waived.

(e)	If the Purchaser delivers to the Vendor, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or a notice that, as a result a legal proceeding instituted by or written claim made by a third party, the Purchaser reasonably expects to incur Damages as a result of a breach of such representation or warranty (an “Expected Claim Notice”), then such representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such Expected Claim Notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Purchaser, the Purchaser shall promptly so notify the Vendor; and if the Purchaser has delivered a copy of the Expected Claim Notice to the Escrow Agent and Escrow Consideration Shares have been retained in escrow after the Termination Date (as defined in the Escrow Agreement) with respect to such Expected Claim Notice, the Vendor and the Purchaser shall promptly deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to distribute such retained Escrow Consideration Shares to the Vendor in accordance with the terms of the Escrow Agreement.

4.6	Survival of Covenants, Representations and Warranties of the Purchaser. All representations, warranties, covenants and agreements made by the Purchaser in this Agreement or any Closing Document shall survive the Closing as follows:

(a)	the representations and warranties set forth in Section 4.2(a), 4.2(d) and 4.2(e) shall survive the Closing without time limit;

(b)	the representations and warranties set forth in Section 4.2(m) of this Agreement in respect of a particular taxation year, period or event shall survive until 180 days after the expiration of the period, if any, during which a Governmental Authority is entitled to issue any assessment, reassessment or other form of recognized document assessing liability for Tax under applicable Tax legislation in respect of such taxation year, period or event, without taking into account any waiver or similar document extending such period given after the Closing unless the Vendor has provided its written consent to the giving of such waiver or similar document;

(c)	all of the other representations and warranties of Purchaser in this Agreement and in any Closing Document shall survive for a period of the later of twelve (12) months from the Closing or the expiration of the provisions of the lock Up/Leak out Agreement and, after such period, the Purchaser will have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made within such period; and

(d)	all covenants and agreements of the Purchaser and the Purchaser Subsidiary contained in this Agreement or any Closing Document shall survive the Closing and continue until performed or waived.

Article V          Other Covenants of the Parties

5.1	Bulk Sales Act. The parties agree to waive compliance with the Bulk Sales Act (Ontario) and any other bulk sales legislation in the jurisdictions in which any of the Acquired Assets are located.

5.2	Filings with Governmental Agencies. As soon as practicable, the Purchaser and the Vendor shall make all filings, notices or requests for approval required to be given or made to any Governmental Authority in connection with the sale and transfer of the Acquired Assets. Each party shall furnish or cause to be furnished to the other such information and assistance as it may reasonably request in order to prepare any filings or submissions or notices to be made or given by it, but neither the Purchaser nor the Vendor shall be obligated to provide to any Governmental Agency any undertakings or commitments other than those that are not unduly onerous or which are commonly provided in transactions of the nature and size contemplated by this Agreement.

5.3	Ordinary Conduct. From the date hereof to the Closing, except as otherwise permitted by or not in violation of the terms of this Agreement, the Vendor shall cause the operations of the Business (including the working capital and capital expenditures) to be conducted in all material respects in the ordinary course in substantially the same manner as currently conducted and use commercially reasonable efforts to preserve in all material respects intact the present business organizations and preserve in all material respects its relationships with customers, suppliers and others having business dealings with the Business. From the date hereof to the Closing, the Vendor shall not, without the prior written approval of the Purchaser, not to be unreasonably withheld, enter into any material commitments, including any non-arm’s length agreements, or make any material divestitures or disposals of any of the assets comprising the Acquired Assets, other than in the ordinary course.

5.4	Business Acquisition Report The Vendor shall provide any reasonably requested assistance to the Purchaser in preparing a business acquisition report (the “BAR”) required to be filed pursuant to Part 8 of NI 51-102 in respect to the purchase of the Acquired Assets and Assumed Liabilities (the “BAR Requirements”). Such assistance shall include (i) providing financial and other information regarding the Vendor required to be included in the BAR, (ii) making available to the Purchaser on reasonable notice all Books and Records, (iii) providing reasonable access to the financial personnel of the Vendor Group, (iv) procuring relevant personnel of the Vendor Group’s auditors and accountants, as applicable, and (v) providing the Vendor Groups’ auditors and accountants with customary and required management representation letters, in each case as may be reasonably required by the Purchaser to obtain the consent of such auditors to the inclusion of their audit opinions in the BAR and otherwise necessary to comply with the BAR Requirements.

5.5	Cooperation and Access.

(a)	After the Closing, upon reasonable written notice, the Purchaser and the Vendor shall furnish or cause to be furnished to each other and their respective representatives reasonable access, during normal business hours, to such information and assistance relating to the Business, the Acquired Assets and the Assumed Liabilities as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any tax returns, reports or forms or the defence of any Tax claim, assessment or inquiry. Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any Taxes or fees applicable to the transfer of the Business and the Acquired Assets, and to cooperate with the other party in providing any information and documentation that may be necessary to obtain such exemptions. The obligation to cooperate pursuant to the preceding sentence insofar as it concerns Taxes shall terminate at the time the relevant applicable statute of limitations expires (giving effect to any extension thereof).

(b)	Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.5.

(c)	Neither party shall be required by this Section 5.5 to take any action that would (i) unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations, (ii) result in its forfeiture of any attorney-client privilege or (iii) violate any Contract or Applicable Law; provided that the Vendor shall use commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions on access set forth in clauses (ii) or (iii) apply.

(d)	From time to time, as and when requested by either party hereto, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

5.6	Discharge of Obligations Under Contracts etc. From and after the Effective Time, the Purchaser will assume and observe, perform and discharge the covenants and obligations of the Vendor under the Contracts in accordance with their respective terms to the extent that the same will arise or accrue at any time on or after the Effective Time and relate to periods commencing on or after the Effective Time, other than Excluded Liabilities. All Liability to any Person arising in respect of the Acquired Assets or the Business prior to the Effective Time or which relates to any period prior to the Effective Time, other than the Assumed Liabilities, will remain the responsibility of the Vendor and will be fully discharged by the Vendor in a timely manner prior to, on or after the Effective Time regardless of when such Liability arises. .

5.7	Business Names

(a)	Upon the Closing and effective as of the Effective Time, the Vendor shall assign the name "Digital Widget Factory" to the Purchaser, pursuant to Section 2.2(l).

(b)	The Vendor shall as soon as reasonably practicable, and in any event within two (2) weeks after the Closing Date, file such documents as may be required by the relevant Governmental Authority to change the name of the Vendor to a name that does not include the term "Digital Widget Factory ".

Article VI          INDEMNIFICATION

6.1	Vendor to Indemnify. The Vendor covenants and agrees to indemnify and save harmless the Purchaser of and from:

(a)	any loss suffered by the Purchaser as a result of the failure of the Vendor to pay, satisfy, discharge, perform and fulfil any Excluded Liability;

(b)	any loss suffered by the Purchaser as a result of any breach of any representation, warranty or covenant of the Vendor contained in this Agreement;

(c)	any loss suffered by the Purchaser as a result of any claim against or obligation of the Vendor arising from the negligence of the Vendor in its conduct of the Business or with respect to the Acquired Assets prior to the Closing Time;

(d)	any claim against or obligation of the Vendor arising under any Applicable Law;

(e)	any loss suffered by the Purchaser as a result of the failure of the parties to comply with any applicable bulk sales laws in respect of the transaction of purchase and sale contemplated under this Agreement; and

(f)	all claims, actions, causes of action, damages, losses, liabilities, demands, costs and expenses in respect of the foregoing,

(collectively, “Damages”).

The liability of the Vendor under this Section 6.1 for breach of representations and warranties shall cease upon the expiration of the relevant limitation period set out in Section 4.5 unless the Vendor shall have been given notice by the Purchaser of any claim hereunder pursuant to this Section 6.1 prior to such date in which event the limitation period shall not apply with respect to such claim.

6.2	Purchaser to Indemnify. The Purchaser covenants and agrees to indemnify and save harmless the Vendor of and from:

(a)	any loss suffered by the Vendor as a result of the failure of the Purchaser to pay, satisfy, discharge, perform and fulfil the Assumed Liabilities;

(b)	any loss suffered by the Vendor as a result of any breach of representation, warranty or covenant of the Purchaser contained in this Agreement;

(c)	any loss suffered by the Vendor as a result of any claim against or obligation of the Purchaser arising from the negligence of the Purchaser in its conduct of the Business or with respect to the Acquired Assets after the Closing Time;

(d)	any claim against or obligation of the Purchaser arising under any Applicable Law; and

(e)	all claims, actions, causes of action, damages, losses, liabilities, demands, costs and expenses in respect of the foregoing.

The liability of the Purchaser under this Section 6.2 for breaches of representations and warranties shall cease upon the expiration of the relevant limitation period set out in Section 4.6 unless the Purchaser shall have been given notice of any claim hereunder by the Vendor pursuant to this Section 6.2 prior to such date in which event the limitation period shall not apply with respect to such claim.

6.3	Indemnification Claims by the Purchaser

(a)	In order to seek indemnification under this Article VI, the Purchaser shall give written notification (a “Claim Notice”) to the Vendor which contains (i) a description and the amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Purchaser, (ii) a statement that the Purchaser is entitled to indemnification under this Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment (in the manner provided in paragraph 6.3(c) below) in the amount of such Claimed Amount. The Purchaser shall also deliver a copy of the Claim Notice to the Escrow Agent.

(b)	Within 10 days after delivery of a Claim Notice, the Vendor shall deliver to the Purchaser a written response (the “Response”) in which the Vendor shall: (i) agree that the Purchaser is entitled to receive all of the Claimed Amount (in which case the Vendor and the Purchaser shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to distribute to the Purchaser such number of Escrow Consideration Shares as have an aggregate Value (as defined below) equal to the Claimed Amount), (ii) agree that the Purchaser is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case the Vendor and the Purchaser shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to distribute to the Purchaser such number of Escrow Consideration Shares as have an aggregate Value (as defined below) equal to the Agreed Amount), or (iii) dispute that the Purchaser is entitled to receive any of the Claimed Amount. If the Vendor in the Response disputes its liability for all or part of the Claimed Amount, the Vendor and the Purchaser shall follow the procedures set forth in Section 6.3(c) for the resolution of such dispute (a “Dispute”). For purposes of this Article VI, the “Value” of any Escrow Consideration Shares delivered in satisfaction of an indemnity claim shall be $0.30 per Common Share and $0.30 per Series A Preference Share (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the share capital of the Purchaser since the Closing Date), multiplied by the number of such Common Shares and Series A Preference Shares, respectively, comprising the Escrow Consideration Shares.

(c)	During the 30-day period following the delivery of a Response that reflects a Dispute, the Vendor and the Purchaser shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Vendor and the Purchaser shall discuss in good faith the submission of the Dispute to a mutually acceptable alternative dispute resolution procedure (which may be non-binding or binding upon the parties, as they agree in advance) (the “ADR Procedure”). In the event the Vendor and the Purchaser agree upon an ADR Procedure, such parties shall, in consultation with the chosen dispute resolution service (the “ADR Service”), promptly agree upon a format and timetable for the ADR Procedure, agree upon the rules applicable to the ADR Procedure, and promptly undertake the ADR Procedure. The provisions of this Section 6.3(c) shall not obligate the Indemnification Representative and the Purchaser to pursue an ADR Procedure or prevent either such party from pursuing the Dispute in a court of competent jurisdiction; provided that, if the Vendor and the Purchaser agree to pursue an ADR Procedure, neither the Vendor nor the Purchaser may commence litigation or seek other remedies with respect to the Dispute prior to the completion of such ADR Procedure. The fees and expenses of any ADR Service used by the Vendor and the Purchaser shall be considered Damages; provided, that if the Vendor is determined not to be liable for Damages in connection with such Dispute, the Purchaser shall pay all such fees and expenses. The Purchaser and the Vendor shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, pursuant to an ADR Procedure, as a result of a judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Consideration Shares shall be distributed to the Purchaser (which notice shall be consistent with the terms of the resolution of the Dispute).

(d)	Notwithstanding the other provisions of this Section 6.3, if a third party asserts (other than by means of a lawsuit) that the Purchaser is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Purchaser may be entitled to indemnification pursuant to this Article VI, and the Purchaser reasonably determines in good faith that it has a valid business reason to fulfill such obligation, then (i) Purchaser shall be entitled to satisfy such obligation, with prior notice to but without prior consent from the Vendor, (ii) the Purchaser may subsequently make a claim for indemnification in accordance with the provisions of this Article VI, and (iii) the Purchaser shall be reimbursed, in accordance with the provisions of this Article VI, for any such Damages for which it is entitled to indemnification pursuant to this Article VI (subject to the right of the Vendor to dispute the Purchaser’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VI).

6.4	General Limitations. Notwithstanding anything to the contrary which may be interpreted from the foregoing provisions of this Article VI, the indemnification obligations of the parties pursuant hereto shall be subject to the following limitations.

(a)	An indemnifier shall have no liability to an indemnified party hereunder for any indirect, punitive or consequential damages (including loss of profits, loss of foregone opportunities and diminution of value), special or exemplary damages.

(b)	An indemnifier shall have no liability to an indemnified party hereunder for any liability that arises as a result of any proposed or actual promulgation or change of any Applicable Law which occurs after the Closing Date, whether or not the same takes effect retroactively.

(c)	An indemnifier shall have no liability to an indemnified party hereunder in respect of any matter or thing done or omitted to be done by or at the direction or with the consent of the indemnified party.

(d)	An indemnifier shall have no liability to an indemnified party hereunder in respect of more than one representation, warranty or covenant that relates to the same matter or thing.

(e)	If the amount of any claim asserted by an indemnified party at any time subsequent to the making of an indemnity payment is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, including any net Tax benefit, the net amount of such reduction shall promptly be paid by the indemnified party to the indemnifier.

(f)	An indemnifier shall have no liability to an indemnified party hereunder in respect of any claim to the extent that the indemnified party has already recovered from an indemnifier the amount of the loss which is the subject matter of such claim whether by a previous indemnity claim or otherwise.

(g)	Nothing in this Agreement or in any document delivered in order to carry out the transactions contemplated hereby shall in any way restrict or limit the general obligation at law of any party hereto to mitigate any damages which it may suffer or incur by reason of the breach by any other party hereto of any representation, warranty or covenant of such other party hereunder.

6.5	Limitations of the Purchaser’s Claims for Indemnification

(a)	Notwithstanding anything to the contrary herein, in no event shall the Vendor be liable under this Article VI for an aggregate amount, whether paid in cash or in shares of the Purchaser, greater than the product of the number of Escrow Consideration Shares held on account of the Vendor, pursuant to Section 3.3(c) above, multiplied by the Value. For purposes of the preceding sentence, each Escrow Consideration Share delivered by a party in payment of his or its obligations under this Article VI shall be valued at the Value.

(b)	The Escrow Agreement is intended to secure the indemnification obligations of the Vendor under this Agreement and shall be the exclusive means for the Purchaser to collect any Damages under this Article VI for which it is entitled to indemnification under this Article VI.

(c)	Except with respect to claims based on fraud, after the Closing, the rights of the Vendor and the Purchaser under this Article VI and the Escrow Agreement shall be the exclusive remedy of the Vendor and the Purchaser with respect to claims under Section 6.1.

(d)	The Vendor shall not have any right of contribution against the Purchaser or the Purchaser Subsidiary with respect to any breach by the Purchaser or the Purchaser Subsidiary of any of its representations, warranties, covenants or agreements. The amount of Damages recoverable by the Purchaser under this Article VI with respect to an indemnity claim shall be reduced by (i) any proceeds received by Purchaser with respect to the Damages to which such indemnity claim relates, from an insurance carrier and (ii) the amount of any tax savings actually realized by Purchaser, for the tax year in which such Damages are incurred, which are clearly attributable to the Damages to which such indemnity claim relates (net of any increased tax liability which may result from the receipt of the indemnity payment or any insurance proceeds relating to such Damages).

Article VII          Conditions Precedent and Termination

7.1	Purchaser’s Conditions. The Purchaser will be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 7.1 have been satisfied in full at or before the Closing. Each of such conditions precedent is for the exclusive benefit of the Purchaser and the Purchaser may waive any of them in whole or in part in writing.

(a)	Delivery of Acquired Assets. The Vendor shall have delivered the Acquired Assets to the Purchaser, except for the Post-Closing Acquired Assets.

(b)	Receipt of Closing Documentation. All documentation relating to the sale and purchase of the Acquired Assets and the Business, including the Closing Documents, and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Vendor of its obligations under this Agreement, will be satisfactory to the Purchaser and its legal counsel, acting reasonably. The Purchaser will have received copies of the Closing Documents, including the Closing Documents described in Section 3.3 and all such documentation or other evidence as it may reasonably request in order to establish compliance with the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to the Purchaser and its legal counsel, acting reasonably.

(c)	Consents to Assignment. All consents or approvals from, or notifications to, any lessor or other third Person required to assign the Material Contracts to the Purchaser will have been obtained or given on or before the Closing.

(d)	Consents, Authorizations and Registrations. All consents, approvals, Orders and authorizations of any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them) required for the Closing (other than routine post-closing notifications or filings) shall have been obtained or made on or before the Closing.

(e)	Board Approval. The transactions contemplated herein shall have been approved by the board of directors of the Purchaser.

(f)	Lock-Up and Leak-Out Agreement. The Vendor shall have agreed to and entered into the to the Lock-Up and Leak Out Agreement in substantially the form as attached as Exhibit C.

(g)	Litigation. No Order will have been entered that prohibits or restricts the Closing. None of the parties, or any of their respective directors, officers, employees or agents, will be a defendant or third party to or threatened with any litigation or proceedings before any court or Governmental Authority which could prevent or restrict that party from performing any of its obligations in this Agreement or any of the Closing Documents.

(h)	Due Diligence. The Purchaser shall have completed, and be satisfied in its sole discretion with the results of, its due diligence with respect to the Business and the Acquired Assets.

7.2	Vendor’s Conditions. The Vendor will be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 7.2 have been satisfied in full at or before the Closing. Each of such conditions precedent is for the exclusive benefit of the Vendor, and the Vendor may waive any of them in whole or in part in writing.

(a)	Receipt of Closing Documentation. All documentation relating to the sale and purchase of the Acquired Assets and the Business, including the Closing Documents, and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement, will be satisfactory to the Vendor and its legal counsel, acting reasonably. The Vendor will have received copies of the Closing Documents including the Closing Documents described in Section 3.3 and all such documentation or other evidence as it may reasonably request in order to establish compliance with the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to the Vendor and its legal counsel, acting reasonably.

(b)	Consents to Assignment. All consents or approvals from, or notifications to, any lessor or other third Person required to assign the Material Contracts to the Purchaser shall have been obtained or given on or before the Closing.

(c)	Consents, Authorizations and Registrations. All consents, approvals, Orders and authorizations of any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them) required for the Closing (other than routine post-closing notifications or filings) shall have been obtained or made on or before the Closing.

(d)	Board Approval. The transactions contemplated herein shall have been approved by the board of directors of the Vendor.

(e)	Litigation. No Order will have been entered that prohibits or restricts the Closing. None of the parties, nor any of their respective directors, officers, employees or agents, will be a defendant or third party to or threatened with any litigation or proceedings before any court or Governmental Authority which could prevent or restrict that party from performing any of its obligations in this Agreement or any of the Closing Documents.

7.3	Waiver. Any party may waive, by notice in writing to the other party, any condition set forth in this Article 7 which is for its benefit. No waiver by a party of any condition, in whole or in part, will operate as a waiver of any other condition.

7.4	Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing by:

(a)	mutual written consent of the Vendor and the Purchaser;

(b)	the Purchaser, if any of the conditions set forth in Section 7.1 shall have become incapable of fulfillment, and shall not have been waived by the Purchaser;

(c)	the Vendor, if any of the conditions set forth in Section 7.2 shall have become incapable of fulfillment, and shall not have been waived by the Vendor; or

(d)	either the Vendor or the Purchaser, if the Closing does not occur on or prior March 11, 2016;

provided, however, that the party seeking termination pursuant to clause (b), (c) or (d) is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.

Article VIII          General

8.1	Confidentiality.

(a)	Other than as expressly contemplated in this Agreement, each party shall treat as confidential, and not disclose, and shall cause its employees, directors, officers, agents and representatives to treat as confidential and not disclose, any Confidential Information of any other party.

(b)	A party may disclose Confidential Information only to those of its employees, directors, officers, agents and representatives who need to know such Confidential Information for the purpose of implementing the transaction contemplated by this Agreement. No party shall use, nor permit its employees, directors, officers, agents and representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to any other party.

(c)	Following the termination of this Agreement in accordance with the provisions of this Agreement, each party shall (and shall cause each of its employees, directors, officers, agents and representatives to) (a) return promptly to each other party all physical copies of such other party's Confidential Information then in the first party’s possession or in the possession of its employees, directors, officers, agents and representatives, (b) destroy all electronic copies of such other party's Confidential Information in a manner that ensures the same may not be retrieved or undeleted by the first party or any of its employees, directors, officers, agents and representatives, and (c) deliver to such other party a certificate executed by one of its duly authorized senior officers indicating that the requirements of this sentence have been satisfied in full.

8.2	Expenses. Each party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

8.3	Time. Time is of the essence of each provision of this Agreement.

8.4	Notices. Any notice, demand or other communication (in this Section, a "notice") required or permitted to be given or made under this Agreement shall be in writing and shall be sufficiently given or made if:

(a)	delivered in person during normal business hours on a Business Day; or

(b)	sent by any electronic means of sending messages ("Electronic Transmission"), including facsimile transmission and e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall be sufficient only if the notice includes or is accompanied by the sender’s name, address, telephone number and facsimile number or e-mail address and the date and time of the transmission and if acknowledgement of the transmission is transmitted to the sender by the recipient or the recipient’s electronic system;

in the case of a notice to the Purchaser, addressed to it at:

Intelligent Content Enterprises Inc.
Suite 1505
1 King Street West
Toronto, Ontario
M5H 1A1

Attention:	Sandy Hall
Fax No.:	(416) 364-4039
E-mail:	shall@bellnet.ca

with a copy (which shall not serve as notice of service of process) to:

WeirFoulds LLP

66 Wellington Street West, Toronto-Dominion Centre, Suite 4100, P.O. Box 35

Toronto, Ontario M5K 1B7

Attention: Wayne T. Egan

Fax No.: (416) 365-1876

E-mail: wegan@weirfoulds.com

and in the case of a notice to the Vendor addressed to it at:

Ryan J. Wrobel, J.D., LL.M., C.L.E
Attorney-at-Law & Notary Public
Wrobel & Co., Attorneys-at-La
115 Barrack Road, 3rd Floor
P.O. Box 420
Belize City, Belize

Telephone: +501-223-1013USA (646)559-6757
Fax No.: +1-917-591-5875
E-mail: ryan@lawbelize.

with a copy (which shall not serve as notice of service of process) to:

Joseph I. Emas
525 93 Street
Surfside, Florida 33154

Telephone: (305) 531-1174
Fax No.: (305) 531-1274
Mobile: (647) 522-1800 (cell)
E-mail: jiemas@josephiemaspa.com

Each notice sent in accordance with this Section shall be deemed to have been received in the case of personal delivery, if delivered before 5:00 p.m. (recipient’s time), on the day it was delivered; otherwise, on the first Business Day thereafter; or in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the acknowledgement of receipt is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter. Any party may change its address for notice by written notice delivered to the other parties.

8.5	Assignment.

(a)	Without the written consent of the other party, no party to this Agreement may assign any rights or benefits under this Agreement to any Person, each party agrees to perform its obligations under this Agreement itself and not to arrange in any way for any other Person to perform those obligations; and no assignment of benefits or arrangement for substituted performance by one party will be of any effect against the other party except to the extent that other party has consented to it in writing.

(b)	Subject to paragraph (a) above, this Agreement will enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any party) and permitted assigns.

8.6	Further Assurances. Each party shall do such acts and will execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and the Closing Documents.

8.7	Public Announcements. Before the Closing Date, no party shall make any public statement or issue any press release concerning the transactions contemplated by this Agreement except as may be necessary, in the opinion of counsel to the party making such disclosure, to comply with the requirements of Applicable Law or the rules of any applicable stock exchange. If any such public statement or release is so required, the party making such disclosure will consult with the other party prior to making such statement or release, and the parties will use all reasonable efforts, acting in good faith, to agree upon a text for such statement or release which is satisfactory to all parties, provided such agreement is not unreasonably delayed.

8.8	Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, undertakings, statements, arrangements, promises, representations and agreements, whether written or oral, among the parties, including the letter agreement dated February 8, 2016 between the Purchaser and the Vendor. There are no representations, warranties, conditions, undertakings, commitments, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any party to enter into this Agreement or on which reliance is placed by any party, except as specifically set forth in this Agreement or in the Closing Documents.

8.9	Amendment. This Agreement may be amended, modified or supplemented only by a written agreement signed by each party.

8.10	Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement will be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement will operate as a waiver of such right. No single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right.

8.11	Acknowledgment and Waiver of Conflict. The parties hereby acknowledge that the Escrow Agent has represented the Purchaser in connection with the acquisition of the Acquired Assets and Assumed Liabilities. The Vendor hereby waives any conflict of interest arising by virtue of the Escrow Agent's representation of the Purchaser, and hereby agrees to acknowledge and approve the taking of any action by the Escrow Agent reasonably necessary to protect and preserve its rights under the Escrow Agreement.

8.12	Counterparts and Electronic Copies. This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement. To evidence the fact that a party has executed this Agreement, such party may send a copy of its executed counterpart signature page to the other party by Electronic Transmission and, if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission. In such event, such sending party will forthwith deliver to the other party the originally executed counterpart of this Agreement to the other party.

8.13	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

[the remainder of this page left intentionally blank]

TO WITNESS THEIR AGREEMENT, the parties have duly executed this Agreement as of the date first written above.

DIGITAL WIDGET FACTORY INC. (Belize)		INTELLIGENT CONTENT ENTERPRISES INC.

Per:	/s/ Hagen Gocht	Per:	/s/ James Cassina
	Name: Hagen Gocht		Name: James Cassina
	Title: General Manager		Title: President and director

DIGITAL WIDGET FACTORY INC. (Ontario)

Per:	/s/ James Cassina
Name: James Cassina
Title: President and director

Disclosure Schedule

Section 2.2(b)	Equipment

Section 2.2(h)	Contracts

Section 2.2(i)	Phone Numbers, Email Addresses and Websites

Section 2.2(j)	Intellectual Property

Section 2.12	Post-Closing Acquired Assets

Section 4.1(a)	Business Jurisdictions – Vendor Group

Section 4.1(c)	Consents and Approvals of Vendor

Section 4.1(i)	Title of Florida Subsidiaries to Assets

Section 4.1(j)	Litigation - Vendor

Section 4.1(m)	Accounts Receivable

Section 4.1(o)	Benefit Plans

Section 4.1(q)	Intellectual Property Matters

Section 4.1(w)	Contracts

Section 4.1(y)	Licences

Section 4.1(z)	Equipment Leases

Section 4.2(a)	Business Jurisdictions – Purchaser and Purchaser Subsidiary

Section 4.2(c)	Consents and Approvals of Purchaser

Section 4.2(d)	Encumbrances on Assets of Purchaser and Purchaser Subsidiary

Section 4.2(e)	No Option

Section 4.2(f)	Subsidiaries

Section 4.2(g)	Capitalization of Purchaser and Purchaser Subsidiary

Section 4.2(h)	Litigation - Purchaser

Schedule 1.1(hhh) Permitted Encumbrances

Exhibit A – Terms and Conditions of Series A Preference Shares

SERIES A PREFERENCE SHARES

The rights, privileges, restrictions and conditions of the Series A Preference Shares are set out below.

Section 1.         Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means a day other than a Saturday, Sunday or any other day treated as a holiday in Toronto, Ontario.

“Common Shares" means the Corporation's common shares, and shares of any other class into which such shares may hereafter have been reclassified or changed.

“Conversion Date” shall have the meaning given such term in Section 4(a) hereof.

“Corporation” means Intelligent Content Enterprises Inc.

“Holder” shall have the meaning given such term in Section 2 hereof.

“Notice of Conversion” shall have the meaning given such term in Section 4(a) hereof.

“Original Issue Date” shall mean the date of the first issuance of any Series A Preference Shares regardless of the number of transfers of any particular Series A Preference Shares and regardless of the number of certificates which may be issued to evidence such Series A Preference Shares.

“Person” means a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Series A Preference Shares” shall have the meaning given such term in Section 2 hereof.

“Trading Day” means with respect to a stock exchange, market or over-the-counter market means a day on which such stock exchange or over-the-counter market is open for business.

Exhibit A to Asset Purchase Agreement – Page 1 of 7

“VWAP” shall mean the daily dollar volume-weighted average sale price for the Common Shares on the principal stock exchange, market or over-the-counter market on which the Common Shares are listed or posted for trading (the “Trading Market”) on any particular Trading Day during the period beginning at 9:30 a.m., New York City Time (or such other time as the Trading Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as the Trading Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" functions or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security on any particular Trading Day during the period beginning at 9:30 a.m., New York City Time (or such other time as the Trading Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as the Trading Market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security on any particular Trading Day as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Corporation and the Holder. All such determinations of VWAP shall be appropriately and equitably adjusted in accordance with the provisions set forth herein for any stock dividend, stock split, stock combination or other similar transaction occurring during any period used to determine the Exercise Price (or other period utilizing VWAPs).

“Warrant” shall have the meaning given such term in Section 4(a) hereof.

Section 2.           Designation and Amount. The series of convertible preference shares shall be designated as its Series A Convertible Preference Shares (the “Series A Preference Shares”) and the Corporation is authorized to issue up to Five Million, Seven Hundred and Fifty Thousand (5,750,000) Series A Preference Shares (which shall not be subject to increase without the approval of the holders of the Series A Preference Shares (each, a “Holder” and collectively, the “Holders”)).

Section 3.           Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, all Series A Preference Shares shall immediately and without notice, be converted to Common Shares and Warrants in accordance with the terms and conditions herein.

Exhibit A to Asset Purchase Agreement – Page 2 of 7

Section 4.           Conversion.

a)          Conversions at Option of Holder. Each share of Series A Preference Shares shall be convertible, at the option of the Holder at any time and from time to time from and after the Original Issue Date, into: (i) that number of shares of Common Shares determined by issuing one (1) share of Common Shares of the Corporation for each Series A Preference Share converted, and (ii) that number of warrants determined by issuing one three-year warrant (a “Warrant”) for every Series A Preference Share converted, with a cashless exercise provision, and an exercise price of $0.35(CDN) provided, however, each Holder agrees that the Common Shares underlying the Series A Preference Shares and the Warrants herein, shall, upon issuance, be locked up for a period of twelve (12) months (and an appropriate legend shall be placed on the stock Certificates. The Holder agrees that after the twelve (12) month period, the Holder may sell or transfer Fifteen percent (15%) of the received Common Shares each quarter until such time as all Common Shares is sold or transferred or eligible for sale or transfer (with any unsold or transferred stock carrying over until the following quarter). The Holder will effect conversions of the Series A Preference Shares by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Series A Preference Shares to be converted, the number of Series A Preference Shares owned prior to the conversion at issue, the number of Series A Preference Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation by facsimile, or other approved method of delivery (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions, as the case may be, of Series A Preference Shares, a Holder shall not be required to surrender the certificate(s) representing such Series A Preference Shares to the Corporation unless all of the shares of Series A Preference Shares represented thereby are so converted, in which case the Holder shall deliver the certificate representing such Series A Preference Shares promptly following the Conversion Date at issue. Series A Preference Shares converted in accordance with the terms hereof shall be canceled and may not be reissued.

b)          Mechanics of Conversion

i.          Delivery of Certificate Upon Conversion. Not later than five Trading Days after each Conversion Date, the Corporation shall deliver to the Holder (A) a certificate or certificates representing the number of shares of Common Shares being acquired upon the conversion of Series A Preference Shares, and (B) the corresponding number of warrants. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Corporation shall immediately return the certificates representing the Series A Preference Shares tendered for conversion.

ii.          Obligation Absolute. The Corporation’s obligations to issue and deliver the Conversion Shares upon conversion of Series A Preference Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to the Holder in connection with the issuance of such Conversion Shares.

Exhibit A to Asset Purchase Agreement – Page 3 of 7

iii.          Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Shares solely for the purpose of issuance upon conversion of the Series A Preference Shares, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Shares as shall be issuable (taking into account the adjustments and restrictions of herein) upon the conversion of all outstanding Series A Preference Shares. The Corporation covenants that all shares of Common Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and non-assessable.

iv.          Transfer Taxes. The issuance of certificates for shares of the Common Shares on conversion of the Series A Preference Shares shall be made without charge to the Holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Series A Preference Shares so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Section 5.           Certain Adjustments.

a)          Stock Dividends and Stock Splits. If the Corporation, at any time while the Series A Preference Shares are outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in shares of Common Shares (which, for avoidance of doubt, shall not include any shares of Common Shares issued by the Corporation pursuant to the terms of the Series A Preference Shares), (B) subdivide outstanding shares of Common Shares into a larger number of shares, or (C) issue by reclassification of shares of the Common Shares any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

Exhibit A to Asset Purchase Agreement – Page 4 of 7

To clarify, in the event the Corporation shall combine (including by way of reverse stock or forward stock split) outstanding shares of Common Shares into a smaller number of shares, the conversion price and the number of Series A Preference Shares shall be modified, reduced, or otherwise adjusted.

b)          Pro Rata Distributions. If the Corporation, at any time while Series A Preference Shares is outstanding, shall distribute to all holders of Common Shares (and not to Holders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be determined by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Shares as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Shares. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

c)          Calculations. All calculations under this Section shall be made to the nearest cent or the nearest whole share, as the case may be. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Shares shall be considered on issue or sale of Common Shares. For purposes of this Section 6, the number of shares of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Shares issued and outstanding.

d)          Notice to Holders; Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any of this Section, the Corporation shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Exhibit A to Asset Purchase Agreement – Page 5 of 7

Section 6.           Miscellaneous.

a)          Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Corporation. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Toronto time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Toronto time) on any date and earlier than 11:59 p.m. (Toronto time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b)          Absolute Obligation. Except as expressly provided herein, no provisions of the Series A Preference Shares shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the liquidated damages (if any) on, the Series A Preference Shares at the time, place, and rate, and in the coin or currency, herein prescribed.

c)          Lost or Mutilated Series A Preference Share Certificate. If a Holder’s Series A Preference Shares certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Series A Preference Shares so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

d)          Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the provisions of the Series A Preference Shares shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated herein (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the provincial and federal courts sitting in Ontario (the “Ontario Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Ontario Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Ontario Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under the provisions of the Series A Preference Shares and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the provisions of the Series A Preference Shares or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the provisions of the Series A Preference Shares, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Exhibit A to Asset Purchase Agreement – Page 6 of 7

e)          Waiver. Any waiver by the Corporation or the Holder of a breach of the provisions of the Series A Preference Shares shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provisions of the Series A Preference Shares. The failure of the Corporation or the Holder to insist upon strict adherence to any term of the provisions of the Series A Preference Shares on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of the provisions of the Series A Preference Shares. Any waiver must be in writing.

f)          Severability. If any provision of the Series A Preference Shares is invalid, illegal or unenforceable, the balance of the provisions of the Series A Preference Shares shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

g)          Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h)          Headings. The headings contained herein are for convenience only, do not constitute a part of the provisions of the Series A Preference Shares and shall not be deemed to limit or affect any of the provisions hereof.

Exhibit A to Asset Purchase Agreement – Page 7 of 7

Exhibit B – Escrow Agreement

ESCROW AGREEMENT

This Escrow Agreement (this "Agreement") is entered into as of March [●], 2016, by and among Digital Widget Factory Inc. (the "Vendor"), a corporation existing under the laws of Belize, Intelligent Content Enterprises Inc. (the "Purchaser"), a corporation existing under the laws of the Province of Ontario, Canada, and WeirFoulds LLP (the "Escrow Agent").

WHEREAS, pursuant to an Asset Purchase Agreement dated March 4, 2016 (the "Purchase Agreement") among the Vendor, the Purchaser and Digital Widget Factory Inc., a corporation existing under the laws of the Province of Ontario, Canada and a subsidiary of the Purchaser, effective February 29, 2016 the Purchaser agreed to purchase the Acquired Assets (as such term is defined in the Purchase Agreement) and Assumed Liabilities (as such term is defined in the Purchase Agreement) from the Vendor for the Consideration Shares (as such term is defined in the Purchase Agreement) (the "Acquisition").

WHEREAS, the Purchase Agreement provides that an escrow account will be established to secure the indemnification obligations of the Vendor as of the Closing Date (as such term is defined in the Purchase Agreement) to the Purchaser (the "Indemnification"); and

WHEREAS, the parties hereto desire to establish the terms and conditions pursuant to which such escrow account will be established and maintained by the Escrow Agent.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.          Escrow and Indemnification.

(a)          Escrow of Shares. Simultaneously with the execution of this Agreement, the Purchaser shall deposit with the Escrow Agent certificates representing an aggregate of 6,250,000 common shares of the Purchaser and 2,875,000 Series A Preference Shares of the Purchaser , which represent 50% of the Consideration Shares issued to the Vendor pursuant to Section 2.8 of the Purchase Agreement, issued in the name of the Vendor (the "Escrow Shares"). The Escrow Agent hereby acknowledges receipt of such share certificate(s) representing the Escrow Shares. The Escrow Shares shall be held in trust and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. The Escrow Agent agrees to hold the Escrow Shares in an escrow account (the "Escrow Account"), subject to the terms and conditions of this Agreement.

(b)          Indemnification. The Vendor has agreed in Section 6.1 of the Purchase Agreement to indemnify and hold harmless the Purchaser from and against the breach of the representations and warranties set out in Section 4.5 of the Purchase Agreement. The Escrow Shares shall be (i) security for such indemnity obligation of the Vendor, subject to the limitations, and in the manner provided, in this Agreement and the Purchase Agreement and (ii) shall be the exclusive means for the Purchaser to collect any damages with respect to which the Purchaser is entitled to indemnification under Article VI of the Purchase Agreement (the "Damages").

Exhibit B to Asset Purchase Agreement – Page 1 of 9

(c)          Dividends, Etc. Any securities distributed in respect of or in exchange for any of the Escrow Shares, whether by way of share dividends, share splits or otherwise, shall be issued in the name of the Vendor and shall be delivered to the Escrow, who shall hold such securities in the Escrow Account. Such securities shall be considered Escrow Shares for purposes hereof. Any cash dividends or property (other than securities) distributed in respect of the Escrow Shares shall, if received by the Escrow Agent, be promptly be distributed by the Escrow Agent to the Vendor in accordance with Section 8.

(d)          Voting of Shares. The Vendor shall have the right, in its sole discretion to exercise of any voting rights pertaining to the Escrow Shares. The Escrow Agent shall have no obligation to solicit consents or proxies from the Vendor for purposes of any such vote.

(e)          Transferability. Subject to the following, the interests of the Vendor in the Escrow Shares shall not be assignable or transferable, other than by operation of law. Notice of any such assignment or transfer by operation of law shall be given to the Escrow Agent and the Purchaser, and no such assignment or transfer shall be valid until such notice is given.

(i)          Subject to this Section 1(e), the Vendor, at its discretion, may transfer any or all of the Escrow Shares at any time to existing stakeholders of the Vendor (“Permitted Transferees”) in accordance with applicable laws and subject to the terms of the Lock-Up and Leak-Out Agreement (as defined in the Purchase Agreement).

(ii)           The Escrow Agent, the Purchaser and the Vendor acknowledge and agree that, in the event that the Vendor wishes to transfer Escrow Shares, (a) the Vendor shall provide the Escrow Agent with all documents required by the Escrow Agent and the Purchaser’s transfer agent (the “Transfer Agent”) in order to properly complete such transfer, and (b) any Permitted Transferee must agree to enter into an escrow agreement on substantially the terms and conditions provided for herein (the “Amended Escrow Agreement”), and must provide the Escrow Agent with all documents required in order to facilitate the Escrow Agent’s duties pursuant to Amended Escrow Agreement, including without limitation stock powers of attorney duly endorsed for transfer in forms acceptable to the Escrow Agent (acting reasonably) and the Transfer Agent, and/or such other documents or arrangements as the Escrow Agent, the Transfer Agent and the Purchaser may require, acting reasonably. The parties acknowledge and agree that no transfer to Permitted Transferees may occur until: (y) the form of Amended Escrow Agreement has been agreed by the Escrow Agent, the Purchaser, the Vendor. and any Permitted Transferees and provides for the escrow of Escrow Shares registered in the names of Permitted Transferees, and (z) the Escrow Agent has been provided with all ancillary documents required in order to properly administer the escrow of the Escrowed Shares pursuant to the Amended Escrow Agreement. The parties agree that, pursuant to the terms of the Amended Escrow Agreement, should the Vendor transfer Escrow Shares to more than one Permitted Transferee, the Permitted Transferees shall appoint one representative who shall have full power and authority to represent all Permitted Transferees with respect to all matters arising under the Escrow Agreement.

Exhibit B to Asset Purchase Agreement – Page 2 of 9

(c)          In the event the Vendor provides a written notice to the Purchaser and the Escrow Agent, and the Permitted Transferee(s) have entered into the Amended Escrow Agreement and provided the Escrow Agent with all ancillary documents required, the Purchaser shall in good faith use its best efforts to transfer the Escrow Consideration Shares within ten (10) Business days.

(f)          Lock-Up and Leak-Out Agreement. The Vendor acknowledges and agrees that upon release from Escrow, any Escrow Shares shall remain subject to the terms and conditions of the Lock-Up and Leak-Out Agreement (as defined in the Purchase Agreement).

2.          Distribution of Escrow Shares.

(a)          The Escrow Agent shall distribute the Escrow Shares only in accordance with (i) a written instrument delivered to the Escrow Agent that is executed by both the Vendor and the Purchaser and that instructs the Escrow Agent as to the distribution of some or all of the Escrow Shares, (ii) an order of a court of competent jurisdiction, a copy of which is delivered to the Escrow Agent by either the Vendor or the Purchaser, that instructs the Escrow Agent as to the distribution of some or all of the Escrow Shares, or (iii) the provisions of Section 2(b) hereof.

(b)          Within five (5) business days after March 1, 2017 (the "Termination Date"), the Escrow Agent shall, automatically, without any notice required, distribute to the Vendor all of the Escrow Shares then held in escrow, registered in the name of the Vendor. Notwithstanding the foregoing, if the Purchaser has previously delivered to the Escrow Agent a copy of a Claim Notice (as hereinafter defined) and the Escrow Agent has not received written notice of the resolution of the claim covered thereby, or if the Purchaser has previously delivered to the Escrow Agent a copy of an Expected Claim Notice (as hereinafter defined) and the Escrow Agent has not received written notice of the resolution of the anticipated claim covered thereby, the Escrow Agent shall retain in escrow after the Termination Date such number of Escrow Shares as have a Value (as defined in Section 3 below) equal to the Claimed Amount (as hereinafter defined) covered by such Claim Notice or equal to the estimated amount of Damages set forth in such Expected Claim Notice, as the case may be. Any Escrow Shares so retained in escrow shall be distributed only in accordance with the terms of clauses (i) or (ii) of Section 2(a) hereof. For purposes of this Agreement, a Claim Notice means a written notification under the Purchase Agreement given by the Purchaser to the Vendor which contains (i) a description and the amount (the "Claimed Amount") of any Damages incurred or reasonably expected to be incurred by the Purchaser, (ii) a statement that the Purchaser is entitled to indemnification under Article VI of the Purchase Agreement for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages. For purposes of this Agreement, an Expected Claim Notice means a notice delivered pursuant to the Purchase Agreement by the Purchaser to the Vendor, before expiration of a representation or warranty, to the effect that, as a result a legal proceeding instituted by or written claim made by a third party, the Purchaser reasonably expects to incur Damages as a result of a breach of such representation or warranty.

Exhibit B to Asset Purchase Agreement – Page 3 of 9

(c)          Distributions to the Vendor and the Purchaser shall be made by mailing stock certificates to such holders in accordance with Section 8 (or such other address as may be provided in writing to the Escrow Agent). Common Shares and Series A Preference Shares shall be released from escrow on a pro rata basis based on the ratio of the value attributed to the Escrow Shares pursuant to Section 3, with any such release ratio to be ultimately determined by the Escrow Agent at its sole and absolute discretion. No fractional Escrow Shares shall be distributed to the Vendor or Purchaser pursuant to this Agreement. Instead, the number of shares that the Vendor or Purchaser shall receive shall be rounded up or down to the nearest whole number (provided that the Escrow Agent shall have the authority to effect such rounding in such a manner that the total number of whole Escrow Shares to be distributed equals the number of Escrow Shares then held in the Escrow Account).

3.          Valuation of Escrow Shares. For purposes of this Agreement, the "Value" of any Escrow Shares shall be $0.30 per Common Share and $.30 per Series A Preference Share (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the share capital of the Parent since the Closing Date), multiplied by the number of such Common Shares and Series A Preference Shares, respectively, comprising the Escrow Shares.

4.          Fees and Expenses of Escrow Agent. The Purchaser shall pay the fees and expenses of the Escrow Agent for the services to be rendered by the Escrow Agent hereunder.

5.          Limitation of Escrow Agent's Liability.

(a)          Neither the Escrow Agent nor its partners, employees, agents or associates shall be liable for any claim, proceeding, loss, damage, liability or expense of any kind or nature caused directly or indirectly by any action taken or omitted by any of them under or in connection with this Escrow Agreement or as a result of relying on any communication or document believed by any of them to be genuine and correct and to have been communicated or signed by the person by whom it purports to be communicated or signed, nor for other action or inaction, unless caused by gross negligence or wilful misconduct of the Escrow Agent. The Escrow Agent shall not be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, and the Escrow Agent shall not be liable to anyone for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice. If the Escrow Agent believes it to be reasonably necessary to consult with counsel concerning any of its duties hereunder, or any disputes or questions that may arise between the parties to this Agreement, the Vendor and the Purchaser shall be jointly and severally responsible for all of the costs, expenses and legal fees and disbursements, including costs of legal counsel, incurred by Escrow Agent. The Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damages.

(b)          The Vendor and the Purchaser hereby agree jointly and severally to indemnify the Escrow Agent, its partners, employees, agents and associates from and against all claims, proceedings, losses, damages, liabilities and expenses of every description which may be incurred by the Escrow Agent, its partners, employees, agents and associates and which are in any way related to or arise out of this Escrow Agreement, except any such matters resulting from gross negligence or willful misconduct of the Escrow Agent, its partners, employees, agents and associates and fees payable to Escrow Agent for acting as such which are the sole responsibility of the Purchaser (except for any fees or expenses incurred in connection with the transfer of Escrow Shares, which fees and expenses shall be the sole responsibility of the Vendor). This indemnity shall survive the termination of the escrow arrangements provided for in this Escrow Agreement.

Exhibit B to Asset Purchase Agreement – Page 4 of 9

(c)          The Escrow Agent shall be able to resign upon ten (10) days' prior written notice to the parties to this Agreement. If the Escrow Agent resigns as aforesaid, a replacement escrow agent will be appointed by the other parties hereto jointly, and failing such appointment, the Escrow Agent, the Vendor or the Purchaser may apply to a court of competent jurisdiction in Ontario, on such notice as such Court may direct for the appointment of a new escrow agent.

(d)          Notwithstanding anything to the contrary herein, if any disputes arise out of this Agreement or any process is commenced against the subject matter of this Agreement, including court orders, garnishees or any other processes, the Escrow Agent is hereby empowered and entitled to comply with any orders, writs, judgements or decrees or, if it deems fit, to deliver the subject matter of the escrow to the Courts of Ontario.

(e)          The Escrow Agent shall not be obligated to take any legal action hereunder which might, in the Escrow Agent’s judgment, involve any expense or liability unless the Escrow Agent shall have been furnished with a reasonable retainer or indemnity.

(f)          The Escrow Agent shall not be bound in any way by any other contract or agreement between the parties hereto whether or not the Escrow Agent has knowledge thereof or of its terms and conditions and the Escrow Agent’s only duty, liability and responsibility shall be to hold and deal with the Escrow Funds as herein directed.

(g)          The Escrow Agent shall be entitled to assume that any notice and evidence received by the Escrow Agent pursuant to these instruments from the other parties to this Agreement has been duly executed by the party by whom it purports to have been signed and Escrow Agent shall not be obligated to enquire into the sufficiency or authority of any signatures appearing on such notice or evidence.

(h)          In the event of any disagreement between any of the parties to this Agreement or between them or any of them and any other person, resulting in adverse claims or demands being made in connection with the Escrowed Funds, or in the event that the Escrow Agent, in good faith, is in doubt as to what action the Escrow Agent should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on the Escrow Agent or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not be or become liable in any way or to any person for the Escrow Agent’s failure or refusal to act, and the Escrow Agent shall be entitled to continue to refrain from acting until (i) the rights of all parties shall have been finally adjudicated by a court of competent jurisdiction or (ii) all differences and all doubt resolved by agreement among all of the interested parties, and the Escrow Agent shall have been notified thereof in writing signed by all such parties. The Escrow Agent shall be entitled to apply to a court of competent jurisdiction for directions as to any acts or decisions to be made by the Escrow Agent and the Vendor and the Purchaser shall be jointly and severally responsible to pay and indemnify the Escrow Agent for all costs associated with any such court applications. In the event that the Escrow Agent should commence any action to determine any such conflict between the parties, including but not limited to an action in the nature of an interpleader, the Escrow Agent shall, upon delivery of the Escrowed Shares to a court of competent jurisdiction, be ipso facto released and discharged from any and all duties and obligations imposed upon the Escrow Agent hereunder with respect to the subject matter of such action. Notwithstanding the foregoing, the Escrow Agent shall provide the Purchaser and the Vendor ten (10) days written notice prior to commencing any such action and during that period shall act reasonably and in good faith in facilitating a resolution of any such conflict between the parties. The Escrow Agent’s rights under this paragraph are cumulative of all other rights which Escrow Agent may have by law or otherwise.

Exhibit B to Asset Purchase Agreement – Page 5 of 9

(i)          Each party hereto (other than the Escrow Agent) waives any claims or demands against the Escrow Agent and its principals with respect to all acts taken by the Escrow Agent in conformance with this Escrow Agreement. The Escrow Agent shall have no duty to take any action other than as specifically provided for in this Escrow Agreement, and shall have no liability for any non-action if such action has been restrained by any order of any court or administrative agency or if, in its sole discretion, it determines that any such action would violate any law or governmental regulation.

6.          Amounts Payable by the Vendor. The amounts payable by the Vendor to the Escrow Agent under this Agreement (i.e., the indemnification obligations pursuant to Section 5(b)) shall be payable as follows. The Escrow Agent shall notify the Vendor of any such amount payable as soon as it becomes aware that any such amount is payable, with a notice to the Vendor. On the sixth (6th) business day after the delivery of such notice, the Escrow Agent shall sell such number of Escrow Shares (up to the number of Escrow Shares then available in the Escrow Account), subject to compliance with all applicable securities laws, as is necessary to raise such amount, and shall be entitled to apply the proceeds of such sale in satisfaction of such indemnification obligations of the Vendor; provided that if the Vendor delivers to the Escrow Agent, within five (5) business days after delivery of such notice, a written notice contesting the legitimacy or reasonableness of such amount, then the Escrow Agent shall not sell Escrow Shares to raise the disputed portion of such claimed amount except in accordance with the terms of clauses (i) or (ii) of Section 2(a).

7.          Termination. This Agreement shall terminate upon the distribution by the Escrow Agent of all of the Escrow Shares in accordance with this Agreement; provided that the provisions of Section 5 of this Agreement shall survive such termination.

8.          Notices. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication or delivery of Escrow Shares shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered five (5) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service.

Exhibit B to Asset Purchase Agreement – Page 6 of 9

If to the Vendor:

Ryan J. Wrobel, J.D., LL.M., C.L.E.

Attorney-at-Law & Notary Public

Wrobel & Co., Attorneys-at-Law

115 Barrack Road, 3rd Floor

P.O. Box 420

Belize City, Belize

Telephone: +501-223-1013

Telephone (USA): (646)559-6757

Facsimile: +1-917-591-5875

E-mail: ryan@lawbelize.

With a copy (which shall not serve as notice of service of process) to:

Digital Widget Factory Inc.

c/o Joseph I. Emas
525 93 Street
Surfside, Florida 33154

Telephone: (305) 531-1174
Facsimile.: (305) 531-1274
Mobile: (647) 522-1800 (cell)
E-mail: jiemas@josephiemaspa.com

If to the Purchaser:

Intelligent Content Enterprises Inc.
Suite 1505
1 King Street West
Toronto, Ontario
M5H 1A1

Attention:	Sandy Hall
Fax No.:	(416) 364-4039
E-mail:	shall@bellnet.ca

If to the Escrow Agent:

WeirFoulds LLP

66 Wellington Street West, Suite 4100

PO Box 35, TD Bank Tower

Toronto, Ontario M5K 1B7

Attn: Wayne T. Egan

Facsimile: 416-365-1878

Email: wegan@weirfoulds.com

Exhibit B to Asset Purchase Agreement – Page 7 of 9

Any party may give any notice, instruction or communication in connection with this Agreement using any other means (including personal delivery, telecopy or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the party to whom it was sent. Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this Section 8.

9.          General.

(a)          Governing Law; Assigns. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

(b)          Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c)          Entire Agreement. Except for those provisions of the Purchase Agreement referenced herein, this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof.

(d)          Waivers. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, shall be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

(e)          Amendment. This Agreement may be amended only with the written consent of the Vendor, the Purchaser and the Escrow Agent.

(f)          Consent to Jurisdiction and Service. The parties hereby absolutely and irrevocably consent and submit to the jurisdiction of the courts in the Province of Ontario in connection with any actions or proceedings brought against any party hereto by the Escrow Agent arising out of or relating to this Agreement.

(g)          Acknowledgement and Waiver of Conflict. The parties to this Agreement acknowledge that (a) the Escrow Agent has provided counsel to the Purchaser in connection with the Purchaser Agreement, this Agreement and other matters; (b) the duties of Escrow Agent hereunder are purely mechanical; (c) the Escrow Agent is acting hereunder for the convenience of the Vendor and the Purchaser and shall not be impeachable or accountable because of any conflicting or potentially conflicting duty owed to the Purchaser or any advice provided to it; and (d) the Escrow Agent has no duties or obligations other than those specifically set forth herein. The Vendor hereby waives any conflict of interest arising by virtue of the Escrow Agent's representation of the Purchaser, and hereby agrees to acknowledge and approve the taking of any action by the Escrow Agent reasonably necessary to protect and preserve its rights under this Agreement. Nothing herein shall prevent the Escrow Agent from acting for the Purchaser or any party related to the Purchaser in respect of other matters or escrow arrangements, even in the event of a dispute among the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Exhibit B to Asset Purchase Agreement – Page 8 of 9

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

DIGITAL WIDGET FACTORY INC.

By:
Name:	Hagen Gocht
Title:	General Manager

INTELLIGENT CONTENT ENTERPRISES INC.

By:
Name:	James Cassina
Title:	President

WEIRFOULDS LLP

By:
Name:	Wayne T. Egan
Title:	Partner

Exhibit B to Asset Purchase Agreement – Page 9 of 9

Exhibit C – Lock-Up and Leak-Out Agreement

LOCK-UP and LEAK-OUT AGREEMENT

March __, 2016

Intelligent Content Enterprises Inc.

1 King Street West, Suite 1505

Toronto, Canada

M5H 1A1

Attention: James Cassina, President

Ladies and Gentlemen:

Reference is made to the Asset Purchase Agreement (the “Asset Purchase Agreement”) dated March 4, 2016 by and among Intelligent Content Enterprises Inc., an Ontario corporation (the “Parent” or the “Company”), its wholly owned subsidiary Digital Widget Factory Inc., an Ontario corporation (the “Acquisition Subsidiary”), and Digital Widget Factory Inc., a Belize limited liability corporation (the “Vendor”). In connection with the Asset Purchase Agreement, the Vendor shall receive shares issued in the capital stock of the Company which include common shares (“Common Shares”) of the Company and Series A Preference Shares of the Company (“Preference Shares” and, collectively with the Common Shares, the “Parent Stock”) in consideration for the transfer and conveyance of the assets of the Vendor. In consideration of the Asset Purchase Agreement, the Vendor hereby agrees as follows:

1.          The undersigned hereby covenants and agrees, except as provided herein, not to offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to (each a “Prohibited Sale”) any of the shares of the Parent Stock (the “Acquired Shares”) acquired by the undersigned pursuant to or in connection with the Asset Purchase Agreement, including Parent Stock issuable upon exercise of warrants issued pursuant to the conversion of Preference Shares, including warrants and options issued under employment agreements, or directorship positions, during the period commencing on the “Effective Date” (as defined in the Asset Purchase Agreement) and ending on the 9 month anniversary of the Closing Date (the “Lockup Period”). During the 12 month period following the end of the Lockup Period, the undersigned shall be permitted to make Prohibited Sales of up to an aggregate of 100% of the Acquired Shares (the “Leak Out Period”). In connection with the foregoing, the undersigned shall only be permitted to make Prohibited Sales of up to 25% of the Acquired Shares in each successive three month period following the end of the Lockup Period unless the undersigned determines to make Prohibited Sales of less than 25% of the Acquired Shares in any such three month period, in which case the portion of the 25% of the Acquired Shares not part of such Prohibited Sales shall carry forward into the next three month period and be added to the 25% of the Acquired Shares otherwise eligible for Prohibited Sales in such three month period. Notwithstanding the foregoing, the undersigned shall be permitted from time to time during the Lockup Period, with the prior written consent of the Company, as applicable, (i) to transfer all or any part of the Acquired Shares to any family member, for estate planning purposes, or to an affiliate thereof (as such term is defined in Rule 405 under the Securities Exchange Act of 1934, as amended), provided that such transferee agrees in writing with the Company to be bound hereby, or (ii) to participate without the prior written consent of the Company in any transaction in which holders of the Parent Stock of the Company participate or have the opportunity to participate pro rata, including, without limitation, a merger, consolidation or binding share exchange involving the Company resulting in a change of control of the Company, a disposition of the Common Shares in connection with the exercise of any rights, warrants or other securities distributed to the Company’s stockholders, or a tender or exchange offer for the Parent Stock, and no transaction contemplated by the foregoing clauses (i) or (ii) shall be deemed a Prohibited Sale for purposes of this Agreement.

Exhibit C to Asset Purchase Agreement – Page 1 of 3

2.          The Company shall be permitted to place a legend on the Acquired Share certificates advising its transfer agents of this Agreement.

3.          During the Lock Up and Leak-Out Period, the undersigned will not, directly or indirectly, effect or agree to effect any short sale (as defined in Rule 200 under Regulation SHO of the Securities Exchange Act of 1934 (the “Exchange Act”)), whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to the Company’s common stock, borrow or pre-borrow any shares of the Company’s common stock, or grant any other right (including, without limitation, any put or call option) with respect to the Company’s common stock or with respect to any security that includes, is convertible into or exercisable for or derives any significant part of its value from the Company’s common stock or otherwise seek to hedge the undersigned’s position in the Company’s common stock.

4.          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to principles of conflicts or choice of laws thereof.

5.          This Agreement will become a binding agreement among the undersigned as of the Closing Date. In the event that no closing occurs under the Asset Purchase Agreement, this Agreement shall be null and void. This Agreement (and the agreements reflected herein) will terminate upon the expiration date of the Leak Out Period. This Agreement may be duly executed by facsimile and in any number of counterparts, each of which shall be deemed an original, and all of which together shall be deemed to constitute one and the same instrument. Signature pages from separate identical counterparts may be combined with the same effect as if the parties signing such signature page had signed the same counterpart.

Very truly yours,

INTELIGENT CONTENT ENTERPRISES INC.

By:
Name: James Cassina
Title: President

Exhibit C to Asset Purchase Agreement – Page 2 of 3

ACCEPTED AND AGREED:

Digital Widget Factory Inc. (Belize)

Name:	Hagen Gocht
Title:	General Manager

Exhibit C to Asset Purchase Agreement – Page 3 of 3